Exhibit 99.4

The unaudited condensed interim combined consolidated financial statements of Certain Investees of Enel Green Power S.p.A. (“EGP”) in Central and South America (“EGP Central and South America) as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The unaudited condensed interim combined consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). The unaudited condensed interim combined consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim combined consolidated financial statements are being furnished to the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the corporate transaction proposed by Enel Américas S.A. (“Enel Américas”), which includes, among other things, (1) the spin-off by EGP of EGP Central and South America as Enel Rinnovabili Srl, (2) the merger of Enel Rinnovabili Srl with and into EGP Américas SpA, with EGP Américas SpA as the surviving corporation and (3) the merger of EGP Américas SpA with and into Enel Américas, with Enel Américas as the surviving corporation.

The English version of the unaudited condensed interim combined consolidated financial statements and the accompanying notes is provided solely for the convenience of the readers as a liberal translation from the Italian language original, which is the official and binding version.

(Translation from the Italian original which remains the definitive version)

Condensed interim combined consolidated financial statements as at and for the nine months ended September 30, 2020 of certain EGP S.p.A. investees in Central and South America

(Unaudited)

Contents

Unaudited condensed interim combined consolidated financial statements as at and for the nine months ended September 30, 2020	3

Condensed interim combined consolidated financial statements	4

Notes	9

> 1. Introduction	9

> 2. Accounting policies	10

> 3. Changes in the combination scope	41

> 4. COVID-19	42

> 5. Geographical segment reporting	43

> 6. Revenue	46

> 7. Costs	47

> 8. Assets	49

> 9. Net financial debt	53

> 10. Related party transactions	54

> 11. Contractual commitments and guarantees	57

> 12. Contingent assets and liabilities	57

> 13. Events after the reporting period	62

Annexes	64

List of EGP S.p.A. direct and indirect equity investments in Central and South America at September 30, 2020	65

Condensed interim combined consolidated financial statements as at and for the nine months ended September 30, 2020

(Unaudited)

Unaudited condensed interim combined consolidated financial statements

Unaudited combined consolidated income statement

		First nine months of
€ million	Note	2020	2019
Total revenue	6.a	379	429
Total costs	7.a	263	239
Net income/(expense) from commodity risk management		-	-
Operating profit		116	190
Financial income		165	192
Financial expense		264	308
Net gains/(losses) due to hyperinflation		-	-
Net financial expense	7.b	(99)	(116)
Share of profits/(losses) of equity-accounted investees		-	-
Profit before tax		17	74
Income taxes	7.c	22	40
Profit/(loss) from continuing operations		(5)	34
Profit/(loss) from discontinued operations		-	-
Profit/(loss) for the period (attributable to owners of the parent and non-controlling interests)		(5)	34
Attributable to owners of the parent		(27)	8
Attributable to non-controlling interests		22	26

Unaudited combined consolidated statement of comprehensive income

	First nine months of
€ million	2020	2019
Profit/(loss) for the period	(5)	35
Other comprehensive income that may be reclassified subsequently to profit or loss (net of tax):
Effective portion of fair value gains (losses) on cash flow hedges	41	40
Fair value gain (loss) on hedging costs	-	(37)
Change in translation reserve	(744)	20
Gains (losses) recognised directly in equity	(703)	23
Comprehensive income (expense) for the period	(708)	58
Attributable to:
- owners of the parent	(722)	23
- non-controlling interests	14	35

Unaudited combined consolidated statement of financial position

	Note	09.30.2020	12.31.2019
ASSETS
Non-current assets
- Property, plant and equipment and intangible assets		3,584	4,190
- Goodwill		497	497
Investments in subsidiaries (1)		-	2
- Other non-current assets		230	117
Total non-current assets	8.a	4,311	4,806
Current assets
- Inventories		10	9
- Trade receivables		113	180
- Cash and cash equivalents		222	297
- Other current assets (2)		1,323	305
Total current assets	8.b	1,668	791
Assets classified as held for sale	8.c	4	-
TOTAL ASSETS		5,983	5,597
LIABILITIES AND EQUITY
- Equity attributable to owners of the parent	8.d	4,287	3,276
- Non-controlling interests	8.e	207	224
Total equity		4,494	3,500
Non-current liabilities
- Long-term borrowings		830	976
- Other provisions and deferred tax liabilities		94	80
- Other non-current liabilities		35	57
Total non-current liabilities	8.f	959	1,113
Current liabilities
- Short-term borrowings and current portions of long-term borrowings		181	341
- Trade payables		183	491
- Other current liabilities		166	152
Total current liabilities	8.g	530	984
Liabilities held for sale		-	-
TOTAL LIABILITIES		1,489	2,097
TOTAL LIABILITIES AND EQUITY		5,983	5,597

(1)	At December 31, 2019, these included the investment in Parque Eolico La Pampa, a subsidiary which, under the proposed demerger, is not included in the combined Group’s scope. Since it will be sold before the deed of demerger is executed, this investment was reclassified to assets held for sale at September 30, 2020.
(2)	Including current portion of loans amounting to €1,080 million at September 30, 2020 (€64 million at December 31, 2019).

Unaudited combined consolidated statement of changes in equity

€ million	Combination reserve	Translation reserve	Hedging reserve	Fair value reserve	Cumulative profits and losses	Equity attributable to owners of the parent	Equity attributable to non- controlling interests	Total equity
at December 31, 2018	2,847	(305)	(10)	(20)	345	2,857	221	3,078
Distribution of dividends	-	-	-	-	(35)	(35)	(32)	(67)
Change in scope	7	-	41	-		48	-	48
Comprehensive income (expense) for the period	-	11	40	(37)	9	23	35	58
of which:
- gain/(loss) recognised directly in equity	-	11	40	(37)	-	14	9	23
- profit for the period	-	-	-	-	9	9	26	35
at September 30, 2019	2,854	(294)	71	(57)	319	2,893	224	3,117
at December 31, 2019	2,900	(318)	25	(39)	708	3,276	224	3,500
Distribution of dividends	-	-	-	-	(26)	(26)	(31)	(57)
Monetary revaluation due to hyperinflation	-	-	-	-	1	1	-	1
Contributions as per the proposed demerger	1,058	-	-	-	-	1,058	-	1,058
Change in scope	700	14	-	-	(14)	700	-	700
Comprehensive income (expense)	-	(736)	41	-	(27)	(722)	14	(708)
of which:
- gain/(loss) recognised directly in equity	-	(736)	41	-	-	(695)	(8)	(703)
- profit (loss) for the period	-	-	-	-	(27)	(27)	22	(5)
at September 30, 2020	4,658	(1,040)	66	(39)	642	4,287	207	4,494

Unaudited combined consolidated statement of cash flows

	First nine months of
€ million	2020	2019
Profit before tax	17	74
Adjustments for:
Net impairment losses/(reversals of impairment losses) on trade receivables and other financial assets	1	1
Depreciation, amortisation and impairment losses	117	104
Net financial income	99	116
Share of profits/(losses) of equity-accounted investees	-	-
Changes in net working capital:
- inventories	(2)	(1)
- trade receivables	33	6
- trade payables	(95)	48
- other contract assets	(6)	-
- other contract liabilities	-	-
- other assets and liabilities	(60)	(57)
Interest and other financial expense/income paid/collected	(55)	(83)
Other changes	(46)	(34)
Cash flows from operating activities (A)	3	174
Investments in property, plant and equipment, intangible assets and non-current contract assets	(490)	(464)
Investments in companies (or business units) less cash and cash equivalents acquired	-	-
Disposal of companies (or business units) less cash and cash equivalents sold	-	275
(Increase)/Decrease in other investing activities	-	1
Cash flows used in investing/divesting activities (B)	(490)	(188)
New long-term loans and borrowings	45	267
Repayments of loans and borrowings	(73)	(431)
Other changes in net financial debt	(1,221)	15
Proceeds from the sale of equity investments without change of control	-	-
Change in equity due to carve-out	1,730	7
Other changes	-	-
Dividends and interim dividends paid	(3)	(42)
Cash flows from (used in) financing activities (C)	478	(184)
Impact of exchange rate fluctuations on cash and cash equivalents (D)	(66)	-
Net decrease in cash and cash equivalents (A+B+C+D)	(75)	(198)
Opening cash and cash equivalents (1)	297	518
Closing cash and cash equivalents (2)	222	320

(1)	Including “Cash and cash equivalents” of €297 million at January 1, 2020 (€497 million at January 1, 2019) and “Cash and cash equivalents” of “Assets held for sale” of €21 million at January 1, 2019.
(2)	Including “Cash and cash equivalents” of €222 million at September 30, 2020 (€320 million at September 30, 2019).

Notes

1. Introduction

Enel S.p.A. has its registered office in Viale Regina Margherita 137, Rome, Italy, and since 1999 has been listed on the Milan stock exchange. It is an energy multinational and is one of the world’s leading integrated operators in the electricity and gas industries, with a special focus on Europe and South America. Specifically, Enel S.p.A. currently holds 65% of Enel Américas S.A. (“Enel Américas”), a company listed on the Santiago de Chile (Chile) and New York (USA) stock exchanges.

On September 21, 2020, the board of directors of Enel Américas resolved to begin the process for a merger that would enable the Enel Group to reorganise and integrate, via Enel Américas itself, unconventional, renewable energy generation in the various countries of Central and South America, with the exception of Chile, which has already been integrated.

Furthermore, this transaction will further streamline the Enel Group’s ownership structure in Central and South America and align the diversification of Enel Americas’ various businesses with the rest of the Group. The “Comisión para el Mercado Financiero” (CMF) was promptly notified of the merger.

The corporate reorganisation entails integrating, in Enel Américas, the unconventional, renewable energy generation assets that the Enel Group owns in Argentina1, Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru, as well as Energia y Servicios South America S.p.A., the sub-holding company based in Chile that owns the Costa Rican companies, through a series of transactions that will culminate in their merger into Enel Américas. Another effect of this transaction between related parties will be an increase in Enel S.p.A.’s interest in Enel Américas, which will require an amendment to Enel Américas’ by-laws in order to remove the current ownership limit whereby no single owner may hold more than 65% of voting rights.

On September 17, 2020, Enel’s board of directors expressed its opinion in favour of the subsidiary Enel Américas’ request, providing that the transaction:

>	is performed on an arm’s length basis;
>	ensures that Enel Américas has a sound financial position for the future development of the unconventional, renewable energy generation business and can continue growing.

In light of the above, to provide the various stakeholders with adequate information, the condensed combined interim consolidated financial statements of the companies that Enel owns via its subsidiary EGP S.p.A. in Argentina (with the exception of Parque Eolica La Pampa, as specified in footnote 1), Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru and Energia y Servicios South America S.p.A. in Chile (hereinafter the “combined Group”) as at and for the nine months ended September 30, 2020 and 2019 have been prepared.

1 With the exception of Parque Eolico La Pampa, which does not fall within the scope of the transaction.

The condensed interim combined consolidated financial statements at September 30, 2020 are the result of the technical combination of the financial statements of the companies in the aforementioned scope. They have been prepared in accordance with the IFRS, using the carrying amounts of Enel S.p.A.’s consolidated financial statements, applying push down accounting for the amounts of the business combinations carried out by the Enel Group in the past, in addition to the following effects:

>	the additional contributions that EGP S.p.A. will make to Enel Rinnovabili S.r.l. (the Italian newco that will be set up specifically as the beneficiary in the transaction) as per EGP S.p.A.’s proposed demerger filed with the Rome Chamber of Commerce on October 9, 2020 (for further details, reference should be made to the paragraph “events after the reporting period”);
>	the elimination of certain intragroup items to reflect the different combination scope (reference should be made to the list of equity investments detailing the scope of these condensed interim combined consolidated financial statements);
>	the allocation of EGP S.p.A.’s equity investments to a non-existent holding company, because the balancing entry arising from the recognition of the investments in this holding company had to be reclassified to a combination reserve since they cannot be considered capital of the same.

The presentation currency of the condensed interim combined consolidated financial statements is the euro and, unless otherwise indicated, amounts are given in millions of euro.

These condensed interim combined consolidated financial statements as at and for the nine months ended September 30, 2020 have been audited to the extent of the statement of financial position figures as at September 30, 2020 and December 31, 2019 and of the income statement figures for the nine months ended September 30, 2020, while the corresponding figures of the income statement for the first nine months of 2019 have been reviewed. The audit and review reports issued by KPMG are included at the end of these condensed interim combined consolidated financial statements.

KPMG did not audit or review the figures included in the statement of changes in equity for the period December 31, 2018 – September 30, 2019 nor those included in the statement of cash flows for the nine months ended September 30, 2019.

2. Accounting policies

2.1 Statement of compliance

The condensed interim combined consolidated financial statements as at and for the nine months ended September 30, 2020 have been prepared in accordance with the International Financial Reporting Standards (IFRS), which include the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

Specifically, they have been prepared in accordance with IAS 34 Interim Financial Reporting and comprise the combined consolidated income statement, the combined consolidated statement of comprehensive income, the combined consolidated statement of financial position, the combined consolidated statement of changes in equity, the combined consolidated statement of cash flows and the notes thereto.

In the combined consolidated statement of financial position, assets and liabilities are classified are classified on a “current/non-current” basis with separate indication of assets classified as held for sale and liabilities included in disposal groups held for sale. Current assets, which include cash and cash equivalents, are assets that will be realised, sold or consumed during the combined Group's normal operating cycle or in the 12 months following the reporting date. Current liabilities are liabilities that are expected to be settled during the combined Group's normal operating cycle or within the 12 months following the close of the financial year.

The combined consolidated income statement is classified according to the nature of costs, with separate indication of the profit (loss) from continuing operations and the profit (loss) from discontinued operations attributable to owners of the parent and non-controlling interests.

The combined consolidated statement of cash flows is presented using the indirect method, with separate indication of the cash flows from operating, investing and financing activities associated with discontinued operations.

In particular, although the combined Group's captions are classified in accordance with IAS 7:

>	in addition to cash flows from the core business, cash flows from operating activities include interest income and expense on loans and borrowings and dividends from joint ventures or associates;
>	investing/disinvesting activities comprise investments in property, plant and equipment and intangible assets and disposals of such assets, as well as contract assets related to service concession arrangements. They also include the effects of business combinations in which the combined Group acquires or loses control of companies, and other minor investments;
>	cash flows from financing activities include cash flows generated by liability management transactions, dividends paid to non-controlling interests by the in-scope companies and the effects of transactions in non-controlling interests that do not change the status of control of the companies involved;
>	the exchange gains/(losses) on cash and cash equivalents are recognised in a separate caption and the effects on profit or loss are therefore fully eliminated to neutralise their effect on cash flows from operating activities.

The condensed interim combined consolidated financial statements have been prepared on a going concern basis using the cost method, with the exception of captions measured at fair value in accordance with the IFRS, as described in the section on the accounting policies for the individual captions, and non-current assets (or disposal groups) classified as held for sale, which are measured at the lower of their carrying amount and fair value less costs to sell.

These condensed interim combined consolidated financial statements are presented in euro. All figures are shown in millions of euro unless stated otherwise.

Comparative prior year figures are presented in the condensed interim combined consolidated financial statements which have been authorised for publication.

2.2       Use of estimates and judgements

The preparation of these condensed interim combined consolidated financial statements requires management to make certain judgements, estimates and assumptions that could affect the carrying amounts of revenue, expenses, assets and liabilities, the related disclosures and contingent assets and liabilities at the reporting date. These estimates and judgements are based on past experience and other factors that are believed to be reasonable under the circumstances. They are used when the carrying amounts of assets and liabilities may not be easily deduced from other sources. Actual results could therefore differ from these estimates. The estimates and assumptions are reviewed on an ongoing basis and the effects of any changes are recognised in profit or loss if the revision affects only that period. If the revision affects both current and future periods, the change is recognised in the period of the revision and future periods.

To provide a better understanding of the condensed interim combined consolidated financial statements, the following sections indicate the captions most affected by the use of estimates and the cases requiring the most judgement from management, highlighting the main assumptions used for measurements, in accordance with the IFRS. The critical nature of these measurements is due to the use of assumptions and/or judgements relating to aspects that are, by their very nature, uncertain.

Changes in the conditions underlying the assumptions and judgements made could have a material impact on subsequent results.

Use of estimates

Impairment of non-financial assets

Assets like property, plant and equipment, investment property, intangible assets, right-of-use assets and goodwill are impaired when their carrying amount exceeds their recoverable amount, which is the higher of fair value less costs to sell and value in use.

Their recoverable amount is tested in accordance with IAS 36.

The combined Group generally uses value in use to determine recoverable amount. Value in use is the present value of estimated future cash flows expected to arise from the asset, discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.

The estimated future cash flows used to determine value in use are based on the most recent business plan approved by the management and containing projects of business volumes, revenue, operating costs and investments.

These projections cover five years. Therefore, the cash flow projections for subsequent years are determined using a long-term growth rate that should not exceed the long-term average growth rate for the industry or country.

Recoverable amount is sensitive to the estimates and assumptions used to determine the amount of cash flows and the discount rates applied. However, any changes in the variables used to estimate such recoverable amounts could lead to different measurement results. Each group of non-financial assets is analysed individually and the analysis requires management to use estimates and assumptions considered prudent and reasonable in relation to specific circumstances.

Expected credit losses on financial assets

At each reporting date, the combined Group recognises an ECL allowance for trade receivables and other financial assets measured at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets and all other assets that could be impaired.

ECL allowances for financial assets are based on assumptions about the probability of default and expected credit losses. Management uses judgement, based on historical credit loss experience, current market conditions and forecasts at each reporting date, to make these assumptions and select the inputs to calculate the expected losses.

Expected credit losses (ECL), calculated using the probability of default (PD), loss given default (LGD) and exposure at default (EAD), are the difference between the contractual cash flows and the expected cash flows (including non-collection), discounted using the original effective interest rate.

In particular, for trade receivables, contract assets and lease payments receivable, including those with a significant financing component, the combined Group uses the simplified approach, determining expected credit losses over a period coinciding with the asset's residual life, which is generally 12 months.

Based on the specific market, the applicable regulatory framework and forecast recovery after 90 days, the combined Group calculates expected credit losses on these assets defining default mainly as 180 days past due, as management considers this the most indicative indication of a significant increase in credit risk. Accordingly, financial assets that are more than 90 days past due are generally not considered defaults, except in certain, specific regulated business sectors.

The combined Group assesses trade receivables and contract assets on a collective basis, in which they are grouped into clusters according to the specific regulatory and business framework. It only assesses them on an individual basis if management believes that the trade receivables are individually material and there is specific information about significant increases in credit risk.

The PD for individual assessments is usually obtained from independent providers.

On the other hand, trade receivables assessed collectively are grouped on the basis of shared credit risk characteristics and information on past due amounts, considering a specific definition of default.

Specific clusters are defined considering each local business and regulatory framework and the differences between customer portfolios, including their risk characteristics, default rates and expected recovery.

Contract assets are assumed to present substantially the same risk characteristics as trade receivables, the contract types being the same.

The combined Group uses the following assumptions for the underlying parameters to measure the ECL for trade receivables on a collective basis and for contract assets:

>	the PD, which is assumed to be equal to the average default rate, is calculated for each cluster considering historical data for at least 24 months;
>	the LGD is calculated as the function of the recovery rates for each cluster, discounted using the effective interest rate; and
>	the EAD is estimated as the carrying amount at the reporting date, net of cash deposits, including invoices issued but not yet due and invoices to be issued.

Based on management's specific assumptions, the forward-looking adjustment may be applied considering qualitative and quantitative information to reflect future events and macroeconomic scenarios, which could affect the portfolio risk or financial instrument risk.

Fair value measurement of financial instruments

The fair value of financial instruments is determined using prices that are directly observable on the market, where available, or, for unlisted financial instruments, using specific valuation techniques (mainly based on present value) that maximise the use of relevant observable inputs. In the rare circumstances where this is not possible, management estimates the inputs considering the characteristics of the instruments being measured.

In accordance with IFRS 13, the combined Group includes the credit loss valuation adjustments relating to both counterparty credit risk (i.e., credit valuation adjustment, "CVA") and its own default risk (i.e., debt valuation adjustment, "DVA") in order to adjust the fair value of the derivative financial instruments by the corresponding CVA. Changes in the assumptions made to estimate the input data could have effects on the recognised fair value of these instruments.

Development costs

In order to determine the recoverability of development costs, the recoverable amount is estimated based on assumptions about any further cash outlays expected to be incurred before the asset is ready for use or sale, the applicable discount rates and the period of expected benefits.

Pension plans and other post-employment benefits

Some of the combined Group’s employees participate in post-employment benefit plans with benefits based on their wage history and years of service. Furthermore, certain employees receive other post-employment benefits.

The costs and liabilities associated with these plans are calculated using expert actuarial estimates based on a combination of statistical and actuarial factors, including statistical data on previous years and forecasts of future costs. Mortality and withdrawal rates, assumptions concerning future trends in discount rates, wage increases, inflation and the analysis of trends in healthcare costs are also considered in the estimate.

These estimates may substantially differ from actual results due to changes in economic and market conditions, increases/decreases in withdrawal rates and the life expectancy of participants, plus changes in the actual healthcare costs.

These differences may materially impact the calculation of pension costs and other related expenses.

Disputes

The combined Group is a party in various civil, administrative and tax disputes connected with the normal performance of its activities, which could give rise to significant liabilities. It is not always objectively possible to predict the outcome of these disputes. The assessment of the risks associated with these proceedings is based on complex factors that, by their nature, require management to express judgements, which may also be based on information acquired by independent advisers assisting the combined Group, with respect to their classification as contingent liabilities or liabilities.

Provisions have been recognised to cover all material liabilities for cases in which legal counsel has ascertained that an adverse outcome is likely and a reasonable estimate of the amount of the loss can be made. Information on the combined Group's most significant contingent liabilities is given in note 12.

Obligations associated with power plants, including decommissioning and site reclamation

The energy generation business may entail obligations for the operator consisting of future work once the power plant has reached the end of its life.

This work may involve the decommissioning of plants and reclamation of the sites, or other obligations obviously based on the type of energy generation technology used.

The nature of such obligations also has a significant impact on their accounting treatment.

These obligations are calculated on the basis of financial and engineering assumptions, discounting the estimated future cash flows that the combined Group expects it will pay to meet the obligations it has assumed.

The discount rate used to determine the present value of the liability is the pre-tax, risk-free rate and is based on the economic parameters of the country in which the plant is located.

Management calculates the liability based on the technology existing at the measurement date and revises it annually each year, taking account of developments in decommissioning and site restoration techniques and the ongoing evolution of existing health and environmental protection laws.

The obligation is subsequently adjusted to reflect the passage of time and any changes in estimates.

Leases

When the interest rate implicit in the lease cannot be readily determined, the combined Group uses the incremental borrowing rate (IBR) at the lease commencement date to calculate the present value of the lease payments. This is the interest rate that the lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. When no observable inputs are available, the combined Group estimates the IBR making assumptions to reflect the terms and conditions of the lease and other certain entity-specific estimates.

The aspect of IFRS 16 that has required the most judgement from the combined Group is the determination of the IBR to estimate the present value of future lease payments. The combined Group's approach to determine the IBR is based on the assessment of the following three key components:

>	the risk-free rate, which considers the contractual flows of lease payments in foreign currency, the economic environment where the lease contract was negotiated and the term of the lease;
>	the credit spread adjustment, in order to calculate an incremental borrowing rate specific to the lessee considering any guarantee from the combined Group's ultimate parent or other underlying guarantees;
>	the adjustments to the specific lease, in order to reflect, in the calculation of the incremental borrowing rate, the fact that the discount rate is directly related to the type of underlying asset, rather than being a general incremental borrowing rate. In particular, the lessor's risk of default is mitigated as it has the right to reclaim the underlying asset.

Income taxes

Recoverability of deferred tax assets

The condensed interim combined consolidated financial statements at September 30, 2020 include deferred tax assets on tax losses to be reversed in subsequent years and expenses deductible on a deferred basis, which management believes will be recovered with a significant degree of probability.

The recoverability of these deferred tax assets is subject to the generation of future taxable profits sufficient to absorb the tax losses and use the benefits of the other deferred tax assets.

Significant management judgement is required to assess the amount of deferred tax assets that may be recognised, based on the timing and amount of future taxable profits, future tax planning strategies and the tax rates applicable when the deferred tax assets reverse. However, if the combined Group realises that it will be unable to recover all or part of the recognised tax assets in future years, the consequent adjustment is recognised in profit or loss in the period when this circumstance arises.

Management judgements

Identification of cash generating units (CGUs)

For the purposes of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the combined Group determines the recoverable amount of the cash generating unit (CGU) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

Identifying CGUs involves management judgements regarding the specific nature of the assets and the business involved (geographical area, business area, regulatory framework, etc.), in addition to the evidence that the cash inflows of the group of assets are closely interdependent and largely independent of those from other assets (or groups of assets).

The assets in each CGU are also identified on the basis of the manner in which management manages and monitors those assets within its business model.

The number and scope of the CGUs are systematically updated to reflect new business combinations and reorganisations that the combined Group has undertaken, and to take into account external factors that could affect the asset's capacity to generate independent cash inflows.

In particular, if certain, specific, identified assets owned by the combined Group are impacted by adverse economic or operating conditions that compromise their capacity to contribute to the generation of cash flows, they can be isolated from the rest of the assets of the CGU, subject to separate recoverability assessments and impaired, if necessary.

Determination of the existence of control

Under IFRS 10, the combined Group has control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is defined as having existing substantive rights that give it the current ability to direct the investee's relevant activities.

The existence of control does not depend solely on holding the majority of voting rights, but also on the investor's substantive rights over the investee. Consequently, management judgement is required in order to assess specific situations that give rise to existing rights giving the combined Group the ability to direct the investee's relevant activities so as to influence their returns.

For the purposes of assessing control, management analyses all the facts and circumstances, including any agreements with other investors, the rights arising from other contractual arrangements and potential voting rights (call options, warrants, put options granted to non-controlling interests, etc.). These other facts and circumstances could be particularly relevant in assessments especially when the combined Group holds less than a majority of voting rights, or similar rights, in the investee.

The combined Group reassesses whether or not it controls an investee if the facts and circumstances suggest that there has been a change in one or more of the elements considered to assess the existence of control.

Application of IFRIC 12 “Service concession arrangements”

IFRIC 12 “Service concession arrangements” applies to public-to-private service concession arrangements, which may be defined as arrangements whereby the grantor conveys to the operator access to operate the infrastructure on behalf of the grantor to provide the public service for a specific period of time.

In particular, IFRIC 12 provides guidance for the operator's accounting treatment of public-to-private service arrangements if the grantor:

>	controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
>	controls, through ownership, beneficial entitlement or otherwise, any significant residual interest in the infrastructure at the end of the term of the arrangement.

To assess whether these rules apply to the combined Group, management carefully analysed existing concession arrangements.

The results of these analyses showed that IFRIC 12 applies to some of the infrastructure of certain companies operating in Brazil.

Revenue from contracts with customers

The application of IFRS 15 required certain judgements of the combined Group.

Identifying the contract

The combined Group carefully analyses the contractual terms and conditions in light of the local legislation to determine whether a contract exists and if it creates enforceable rights and obligations, in order to apply IFRS 15 to those contracts only.

Identifying and satisfaction of performance obligations

If a contract provides for a series of promised goods and services, the combined Group assesses whether they are separately or collectively identifiable, considering the individual characteristics of the goods/services, the nature of the promise, within the context of the contract, and all the facts and circumstances of the specific contract within its legal and regulatory framework.

To determine when a performance obligation is satisfied, the combined Group assesses when control of the goods or services is transferred to the customer, mainly from the customer's point of view.

Determining the transaction price

To determine whether a contract contains a variable consideration (i.e., a consideration that could vary or that is contingent on the occurrence or non-occurrence of a future event), the combined Group refers to all applicable facts and circumstances. To estimate the variable consideration, the combined Group uses the method that best predicts the amount of consideration to which it will be entitled, applying this method consistently for the entire term of the contract and for similar contracts, and considering all the information available to it and updating the estimate to remove any uncertainty. The combined Group includes in the transaction price some or all of an amount of estimated variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Principal versus agent considerations

The combined Group believes its acts as agent in certain contracts which it is not primarily responsible for fulfilling the promise to provide the specified good or service and, therefore, does not control the goods and services before they are transferred to customers. For example, the combined Group is agent in certain contracts for electricity/gas network connection services and other related activities based on the local regulatory or legislative framework.

Allocation of the transaction price

In general, for contracts with more than one performance obligation e.g., bundled sale contracts), the combined Group allocates the transaction price to the various performance obligations in proportion to the stand-alone selling prices of the distinct goods or services included in each performance obligation. The combined Group determines the stand-alone selling prices considering all available information and using directly observable prices when they are available on the market or, if they are not, using an estimation method that maximises the use of observable inputs and applying it consistently in similar circumstances.

Contract costs

The combined Group assesses the recoverability of the incremental costs of obtaining a contract individually for each contract or collectively for a group of contracts if these costs are associated with such a group.

The combined Group supports the recoverability of these costs based on its experience with other similar transactions and considering various factors, including potential renewals, changes and subsequent contracts with the same customer.

The combined Group amortises these costs over the average term of the customer relationship. The combined Group determines the expected period over which it will receive the contract benefits considering past experience (e.g., the churn rate), forward-looking indicators based on similar contracts and information available on market trends.

Classification and measurement of financial assets

At initial recognition, in order to classify financial assets as financial assets at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss, management assesses both the contractual cash flow characteristics of the instruments and the business model for managing financial assets in order to generate cash flows.

To assess the contractual cash flow characteristics of the instrument, management performs the SPPI test at an instrument level, in order to determine if it gives rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding, specifically assessing the contractual clauses of the financial instruments, and conducting quantitative analyses, if necessary.

The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Hedge accounting

Hedge accounting is used for derivatives in order to recognise the effects of risk management strategies.

Accordingly, at the inception of the hedge, the combined Group documents the hedging relationship between the hedging instrument and the hedged item, in addition to its risk management objectives and strategy. The combined Group also assesses, both at the inception of the hedge and on an ongoing basis, whether hedging instruments are highly effective in offsetting changes in the fair values or cash flows of hedged items.

On the basis of management’s judgement, hedge effectiveness is measured based on whether an economic relationship exists between the hedging instruments and the hedged items, if credit risk dominates value changes and the hedge ratio, just as ineffectiveness is measured on the basis of qualitative assessment or quantitative calculation, depending on the specific facts and circumstances and on the characteristics of the hedging instruments and the hedged items.

For hedges of expected cash flows on future transactions, management assesses and documents that the transactions are highly probable and present an exposure to changes in cash flows that will affect profit or loss.

Leases

Given the complexity of measuring lease contracts and because of their long terms, the application of IFRS 16 requires significant use of judgements. In particular, judgements are needed to:

>	apply the definition of a lease to the typical cases in the combined Group's operating sectors;
>	identify the service component in the leases;
>	assess any contractual extension options or termination options in order to determine the lease term, also considering the probability that these options will be exercised and any significant improvements to the underlying assets, in light of the recent interpretations of the IFRSIC;
>	identify any variable lease payments that depend on an index or a rate to determine whether they could have an impact on future lease payments or the amount of the right-of-use asset;
>	estimate the discount rate to determine the present value of lease payments. For additional details on the assumptions used to estimate the discount rate, reference should be made to the paragraph on “Use of estimates”.

Uncertainty over income tax treatments

The combined Group determines whether to consider one or more uncertain tax treatments independently and whether to reflect the effect of uncertainty by using the method that the combined Group expects will better predict the resolution of the uncertainty, choosing either the most likely amount or the expected value, considering local tax regulations.

3.2       Main accounting policies

Related parties

Related parties are mainly parties with the same parent, companies that directly or indirectly through one or more intermediaries control, are controlled by or are subject to the joint control of Enel S.p.A. and in which the latter has an interest enabling it to exercise significant influence. Related parties also include the statutory auditors and close members of their family and the key management personnel and close members of their family of Enel S.p.A. and its subsidiaries. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director of that company.

Subsidiaries

The combined Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is defined as existing substantive rights that give the combined Group the current ability to direct the relevant activities of the investee.

The subsidiaries' financial statements balances are combined on a line-by-line basis in the combined financial statements starting from the date when the combined Group gains control until the date when it ceases to control the subsidiary.

Basis of consolidation

The financial statements of the investees used to prepare the condensed interim combined consolidated financial statements at September 30, 2020 were prepared in accordance with the IFRS.

If a subsidiary applies different accounting policies from those used in the combined financial statements for similar transactions and events in similar circumstances, its financial statements are appropriately adjusted for alignment with the combined Group's accounting policies.

The assets, liabilities, revenue and expenses of a subsidiary acquired or sold during the year are included in or excluded from the condensed interim combined consolidated financial statements from the date when the combined Group gains control or no longer controls the subsidiary.

Profit or loss and other comprehensive income or expense are attributed to the owners of the parent and non-controlling interests even if this results in a loss attributable to non-controlling interests.

All in-scope assets and liabilities, equity, profits, losses and cash flows relating to intragroup transactions are eliminated.

Changes in the ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are recognised as equity transactions, adjusting the portion attributable to the owners of the parent and non-controlling interests to reflect the change in ownership. Any difference between the consideration paid or collected and the corresponding share of equity acquired or sold is recognised directly in equity.

When the combined Group loses control, it remeasures any investment retained in the former subsidiary at fair value (through profit or loss) at the date when control was lost, recognising any gain or loss in profit or loss. Furthermore, the portion of OCI that referred to the former subsidiary is accounted for as if the combined Group had sold the related assets or liabilities directly.

Translation of foreign currency captions

Transactions in currencies other than the functional currency are recognised at the transaction-date exchange rate. Monetary assets and liabilities in a currency other than the functional currency are subsequently translated at the closing rate.

Non-monetary assets and liabilities in foreign currency that are measured at historical cost are translated using the exchange rate at initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency that are measured at fair value are translated using the exchange rate at the date when the fair value was determined. Any exchange gains/(losses) are recognised in profit or loss.

When determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) to derecognise a non-monetary asset or liability associated with advance consideration, the transaction date is the date when the combined Group initially recognised the non-monetary asset or liability associated with the advance consideration.

If there are multiple advance consideration, the combined Group determines the date of the transaction for each payment or receipt of advance consideration.

Translation of financial statements of foreign operations

The profit or loss, assets and liabilities are recognised in the condensed interim combined consolidated financial statements in euro, which is the presentation currency in accordance with IAS 30.

To prepare the condensed interim combined consolidated financial statements, the financial statements of the investees with functional currencies that differ from the presentation currency of the condensed interim combined consolidated financial statements are translated into euro using the closing rate for assets and liabilities, including goodwill and consolidation adjustments and the average rates of the year if they approximate the actual rates at the date of the respective transactions for income statement captions.

Translation differences are taken directly to equity and recognised separately in a specific reserve. The reserve is subsequent taken to profit or loss when the equity investment is sold (fully or partially).

Business combinations

Business combinations before January 1, 2010 that were completed within that year have been recognised in accordance with IFRS 3 (2004).

These combinations were recognised using the purchase method in which the purchase cost is equal to the fair value at the date of transfer of the assets and liabilities, plus directly related costs. This cost was allocated by recognising the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values. Any excess in the purchase cost above the fair value of the combined Group's share of the net acquired assets was recognised as goodwill or, if negative, taken to profit or loss. Non-controlling interests have been determined in proportion to the share of non-controlling interests in the net assets. When control is acquired in business combinations achieved in stages, the fair value adjustments to the acquirer's previously held net assets are taken to equity. Goodwill was determined separately for each individual transaction based on the fair value of the net assets acquired at each transaction date.

Business combinations after January 1, 2010 have been recognised in accordance with IFRS 3 (2008), hereinafter referred to as IFRS 3 Revised.

In particular, these business combinations are recognised using the acquisition method, where the transferred consideration is equal to the acquisition-date fair value of the assets acquired, liabilities assumed or incurred and equity instruments issued by the acquirer. The acquisition cost includes the fair value of any assets and liabilities for contingent consideration.

The costs directly attributable to the acquisition are taken to profit or loss.

The transferred consideration is allocated by recognising the acquiree's identifiable assets, liabilities and contingent liabilities at their acquisition-date fair values. Any positive difference between the aggregate of transferred consideration, measured at its acquisition-date fair value, and any non-controlling interests, and the acquiree's net identifiable assets and liabilities, also measured at fair value, is recognised as goodwill. If the difference is negative, the combined Group checks that it has correctly identified all acquired assets and assumed liabilities and reviews the procedures used to determine the amounts to be recognised at the acquisition date. If this check confirms that the fair value of the net acquired assets exceeds the total transferred consideration, this excess is considered a gain from a bargain purchase and is recognised in profit or loss.

Non-controlling interests are determined in proportion to the share of non-controlling interests in the acquiree's net identifiable assets, i.e., their fair value at the acquisition date.

When control is acquired in business combinations achieved in stages, the previously held equity interests in the acquiree are remeasured at fair value and any gain or loss is recognised in profit or loss.

Any contingent consideration is recognised at fair value at the acquisition date. Subsequent fair value gains or losses on the contingent consideration, classified as an asset or liability or a financial instrument in accordance with IFRS 9, are taken to profit or loss. Contingent considerations that do not fall within the scope of application of IFRS 9 are measured in accordance with the applicable IFRS. Contingent consideration classified as equity instruments is not remeasured and, consequently, settlement is recognised in equity.

If the fair values of assets, liabilities and contingent liabilities can be determined only provisionally, the business combination is recognised using such provisional amounts. Any adjustments arising from the completion of the measurement process are recognised within 12 months of the acquisition date, with the restatement of the comparative figures.

Fair value measurement

The combined Group applies IFRS 13 for fair value measurements and the related disclosures, as required or permitted by the IFRS.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

Fair value measurement assumes that the transaction to sell an asset or transfer a liability takes place in the principal market, i.e. the market with the greatest volume and level of activity for the asset or liability. In the absence of a principal market, it is assumed that the transaction takes place in the most advantageous market to which the combined Group has access, i.e. the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Market participants are independent, knowledgeable sellers and buyers who are able to enter into a transaction for the asset or the liability and who are motivated but not forced or otherwise compelled to do so.

When measuring fair value, the combined Group takes into account the characteristics of the asset or liability, in particular:

>	a fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
>	the fair value of liabilities and own equity instruments reflects the effect of non-performance risk, i.e. the risk that the combined Group will not fulfil an obligation, including its own credit risk;
>	the fair value of financial assets or liabilities managed on the basis of its net exposure to market risks or credit risk may be measured on a net basis.

When measuring the fair value of assets and liabilities, the combined Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes expenses directly attributable to bringing the asset to the location and condition necessary for its intended use.

The cost is also increased by the present value of the estimate of the costs of decommissioning the asset and/or restoring the site on which the asset is located where there is a legal or constructive obligation to do so. The corresponding liability is recognised under provisions for risks and charges. The accounting treatment of changes in the estimate of these costs, the passage of time and the discount rate are described in the paragraph on “Provisions for risks and charges”.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, i.e., an asset that takes a substantial period of time to become ready for its intended use or sale, are capitalised as part of the cost of the same asset. Borrowing costs associated with the purchase/construction of assets that do not meet such requirement are expensed on an accruals basis.

Certain assets that were revalued at the IFRS transition date or in previous periods are recognised at their fair value, which is considered to be their deemed cost at the revaluation date.

Where individual items of major components of property, plant and equipment have different useful lives, the components are recognised and depreciated separately.

Subsequent costs are recognised as an increase in the carrying amount of the asset when it is probable that future economic benefits associated with the cost incurred to replace a part of the asset will flow to the combined Group and the cost of the item can be measured reliably. All other costs are recognised in profit or loss as incurred.

The cost of replacing part or all of an asset is recognised as an increase in the carrying amount of the asset and is depreciated over its useful life; the net carrying amount of the replaced unit is derecognised through profit or loss.

Property, plant and equipment, net of its residual value, is depreciated on a straight-line basis over its estimated useful life, which is reviewed annually and, if appropriate, adjusted on a prospective basis. Depreciation begins when the asset becomes available for use.

The following estimated useful lives are used for the main items of property, plant and equipment:

Civil buildings	15-50 years
Buildings and civil works incorporated in plants	15-50 years
Hydroelectric power plants:
- penstocks	15-50 years
- mechanical and electrical machinery	5 years
- other fixed hydraulic works	5 years
Wind power plants:
- towers	20 years
- turbines and generators	20 years
- mechanical and electrical machinery	20 years
Solar power plants:
- mechanical and electrical machinery	25 years
Transport lines	15-50 years
Meters:
- energy balance measurement equipment	10 years

The useful life of leasehold improvements coincides with the term of the lease or, if shorter, the duration of the benefits produced by the improvements.

Land is not depreciated as it has an indefinite useful life.

Assets recognised as property, plant and equipment are derecognised either on disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from their use or disposal. Any gain or loss is recognised in profit or loss and calculated as the difference between the net disposal proceeds, determined in accordance with the transaction price requirements of IFRS 15, and the carrying amount of the derecognised assets.

Infrastructures within the scope of IFRIC 12 - Service concession arrangements

Under a public-to-private service concession arrangement within the scope of “IFRIC 12 - Service concession arrangements”, the operator acts as a service provider and, in accordance with the terms specified in the contract, it constructs/upgrades the infrastructure used to provide a public service and operates and maintains that infrastructure for the period of the concession.

The combined Group, as operator, does not account for the infrastructure within the scope of IFRIC 12 as property, plant and equipment. Instead, it recognises and measures revenue for the services it provides in accordance with IFRS 15. In particular, when the combined Group provides construction or upgrade services, depending on the characteristics of the service concession arrangement, it recognises:

>	a financial asset, if the combined Group has an unconditional contractual right to receive cash or another financial asset from the grantor (or from a third party at the direction of the grantor), that is the grantor has little discretion to avoid payment. In this case, the grantor contractually guarantees to pay to the operator specified or determinable amounts or the shortfall between the amounts received from the users of the public service and specified or determinable amounts (defined by the contract), and such payments are not dependent on the usage of the infrastructure; and/or
>	an intangible asset, if the combined Group receives the right (a license) to charge users of the public service provided. In such a case, the operator does not have an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service.

If the combined Group, as operator, has a contractual right to receive an intangible asset (a right to charge users of a public service), the related borrowing costs are capitalised using the criteria specified in the paragraph “Property, plant and equipment”.

However, for construction/upgrade services, both types of consideration are generally classified as a contract asset during the construction/upgrade period.

Leases

The combined Group holds property, plant and equipment for its various activities under lease contracts. At inception of a contract, the combined Group assesses whether a contract is, or contains, a lease.

For contracts entered into or modified on or after January 1, 2019, the combined Group has applied the IFRS 16 definition of a lease, according to which the contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Conversely, for contracts entered into before January 1, 2019, the combined Group determined whether the arrangement was, or contained, a lease in accordance with IFRIC 4.

The combined Group as lessee

At commencement or on modification of a contract that contains a lease component and one or more additional lease or non-lease components, the combined Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The combined Group recognises a right-of-use asset and a lease liability at the commencement date of the lease (i.e., the date the underlying asset is available for use).

The right-of-use asset represents a lessee’s right to use an underlying asset for the lease term; it is initially measured at cost, which includes the initial amount of a lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset and to restore the underlying asset or the site on which it is located.

Right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the right-of-use assets, as follows:

Average residual life (years)
Buildings	2
Ground rights of renewable energy plants	29
Vehicles and other means of transport	2
Other	2

If ownership of the leased underlying asset transfers to the combined Group at the end of the lease term or if the cost of the right-of-use asset reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the underlying asset.

In addition, the right-of-use assets are subject to impairment and adjusted for any remeasurement of lease liabilities. Further details about impairment are provided in the paragraph “Impairment of non-financial assets”.

The lease liability is initially measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the combined Group uses the lessee’s incremental borrowing rate at the lease commencement date when the interest rate implicit in the lease is not readily determinable.

Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the lease liability is measured at amortised cost using the effective interest method and is remeasured upon the occurrence of certain events.

The combined Group applies the short-term lease recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date. It also applies the low-value assets recognition exemption to lease contracts for which the underlying asset is of low value and the amount of which is estimated as immaterial. For example, the combined Group has leases of certain office equipment (i.e., personal computers, printing and photocopying machines) that are considered of low value. The lease payments on short-term leases and leases of low-value assets are recognised as a cost on a straight-line basis over the lease term.

The combined Group classifies right-of-use assets that do not meet the definition of investment property in “Property, plant and equipment” and lease liabilities in “Borrowings”.

In accordance with the standard, the combined Group separately presents the interest expense on lease liabilities under “Other financial expense” and the depreciation of the right-of-use assets under “Depreciation, amortisation and impairment losses”.

Previously, in accordance with IAS 17, the combined Group classified leases which transfer substantially all the risks and rewards incidental to the ownership of the related asset to the lessee as finance leases. Under this method, leased assets were recognised at the lower of their fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. Subsequent to initial recognition, the assets were depreciated over their useful lives or, if the combined Group was not reasonably certain to acquire the assets at the end of the lease, over the shorter of the lease term and the useful life of the assets. Leases that could not be considered finance leases were classified as operating leases and the operating lease payments were recognised as a cost on a straight-line basis over the term of the lease.

The combined Group as lessor

The IFRS 16 accounting treatment of leases for lessors is substantially the same as under IAS 17. When the combined Group is the lessor, it determines whether, at the inception date of each lease, whether it is a finance lease or an operating lease using the same classification criteria as IAS 17. If a contract contains lease and non-lease components, the combined Group allocates the consideration in the contract applying IFRS 15.

The combined Group recognises rental income from operating leases on a straight-line basis over the term of the lease as other revenue.

Intangible assets

Intangible assets are identifiable assets without physical substance controlled by the combined Group and capable of generating future economic benefits. They are measured at purchase or internal development cost when it is probable that the expected future economic benefits that are attributable to the asset will flow to the combined Group and the cost of the asset can be measured reliably. Cost includes any directly attributable cost of preparing the asset for its intended use.

Development costs are recognised as intangible assets only when the combined Group can demonstrate the technical feasibility of completing the intangible asset, its intention and ability to complete development and to use or sell the asset and the availability of adequate resources to complete the asset for use or sale.

Research costs are expensed.

Intangible assets with finite useful lives are stated net of accumulated amortisation and any impairment losses.

Amortisation is calculated on a straight-line basis over each asset's estimated useful life, which is reassessed at least annually. Any changes in the amortisation method are applied on a prospective basis. Amortisation commences when the asset is ready for use.

Consequently, intangible assets not yet available for use are not amortised but are tested for impairment annually.

The combined Group's intangible assets have definite useful lives, with the exception of certain concessions and goodwill.

Intangible assets with indefinite useful lives are not amortised but are tested for impairment annually. Their indefinite useful lives must be reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Intangible assets are derecognised either on disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from their use or disposal. Any gain or loss is recognised in profit or loss and calculated as the difference between the net disposal proceeds, determined in accordance with the transaction price requirements of IFRS 15, and the carrying amount of the derecognised assets.

The estimated useful lives of the main intangible assets, distinguishing between internally generated and acquired assets, are as follows:

Development costs:
- internally generated	-
- acquired	4 years
Concessions, licenses, trademarks and similar rights:
- internally generated	-
- acquired	4 years
Other:
- internally generated	-
- acquired	15 years

The combined Group also classifies costs to obtain a contract with a customer within the scope of IFRS 15 under intangible assets.

The combined Group capitalises these costs only if:

>	the costs are incremental, i.e., they are directly attributable to an identified contract and the combined Group would not have incurred them if the contract had not been obtained;
>	the combined Group expects to recover them, through reimbursements (direct recoverability) or the margin (indirect recoverability).

In particular, the combined Group generally capitalises sales commissions paid to agents for such contracts if they meet the requirements for capitalisation.

Capitalised costs to obtain a contract are amortised on a systematic basis to reflect the pattern in which the related goods or services are transferred, and they are tested for impairment to identify any impairment losses, i.e., whether the recognised asset's carrying amount exceeds its recoverable amount.

The combined Group amortises capitalised costs to obtain a contract on a straight-line basis over the expected period of future economic benefits (i.e., the average length of the customer relationship). Any changes in the amortisation method are recognised on a prospective basis.

The combined Group does not incur any costs to fulfil a contract that may be capitalised.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the aggregate of the consideration transferred, measured at its acquisition-date fair value, and the amount of any non-controlling interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value. After initial recognition, goodwill is not amortised but tested at least annually for impairment, as described in the note on "Impairment of non-financial assets". For the purposes of impairment testing, goodwill is allocated, at the acquisition date, to each of the cash generating units expected to benefit from the synergies of the business combination.

Goodwill relating to equity investments in associates and joint ventures is included in their carrying amount.

Impairment of non-financial assets

Non-financial assets are assessed at the end of each reporting period to determine whether there is any indication that they may be impaired.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually or more frequently if there is any indication that they may be impaired.

If any such indication exists, the recoverable amount of the asset is estimated on the basis of its use and future sale, in accordance with the combined Group’s most recent business plan. To estimate the recoverable amount, reference should be made to the paragraph on “Use of estimates”.

The recoverable amount is determined for an individual asset, unless an asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined for the cash generating unit (CGU) to which the asset belongs.

If the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount, an impairment loss is recognised in profit or loss under “Depreciation, amortisation and impairment losses”.

Impairment losses of CGUs are firstly allocated to any goodwill attributed to it and subsequently to the other assets in the CGU, in proportion to their carrying amount.

If the reasons for a previously recognised impairment loss no longer apply, the carrying amount of the asset is restored through profit or loss, under “Depreciation, amortisation and impairment losses”, up to the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. The original amount of goodwill is not reinstated even when the reasons for the impairment no longer apply.

If certain, specific, identified assets owned by the combined Group are impacted by adverse economic or operating conditions that compromise their capacity to contribute to the generation of cash flows, they can be isolated from the rest of the assets of the CGU, subject to separate recoverability assessments and impaired, if necessary.

Inventories

Inventories are measured at the lower of cost and net realisable value except for inventories to be traded, which are measured at fair value through profit or loss. Cost is determined on the basis of average weighted cost, which includes related ancillary charges. Net estimated realisable value is the estimated normal selling price net of estimated costs to sell or, where applicable, replacement cost.

For the portion of inventories held to fulfil sales that have already been made, the net realisable value is determined on the basis of the amount established in the contract.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Financial instruments

Financial instruments are any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They are recognised and measured in accordance with IAS 32 and IFRS 9.

A financial asset or liability is recognised when, and only when, the combined Group becomes a party to the contractual clauses of the instrument (i.e. trade date).

Trade receivables arising from contracts with customers within the scope of IFRS 15 are initially recognised at the transaction price (as defined by IFRS 15) if the receivables do not contain a significant financing component or when the combined Group applies the practical expedient permitted by IFRS 15.

However, the combined Group initially recognises financial assets other than the trade receivables described above, if they are not financial assets at fair value through profit or loss, at their fair value plus transaction costs.

Financial assets are classified, on initial recognition as subsequently measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of both the combined Group's business model and the contractual cash flow characteristics of the financial asset.

For this purpose, the assessment to determine whether the instrument gives rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding is referred to as the SPPI test and is performed at an instrument level.

The combined Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets are classified into four categories for the purposes of subsequent measurement:

>	financial assets at amortised cost (debt instruments);
>	financial assets at fair value through other comprehensive income with the reclassification of cumulative gains or losses (debt instruments);
>	financial assets at fair value through other comprehensive income without the reclassification of cumulative gains or losses (equity instruments); and
>	financial assets at fair value through profit or loss.

Financial assets at amortised cost

These are mainly trade receivables, other assets and loans.

Financial assets at amortised cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially recognised at fair value, adjusted for any transaction costs, and subsequently measured at amortised cost using the effective interest method and are tested for impairment.

Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through other comprehensive income (FVOCI) - debt instruments

This category mainly includes listed debt securities held by the combined Group’s reinsurance company and not classified as held for trading.

Financial assets at fair value through other comprehensive income are assets held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual cash flows give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Changes in the fair value of these financial assets are recognised in other comprehensive income, along with ECL allowances, without reducing their carrying amount.

When a financial asset is derecognised (e.g., at the time of sale), the cumulative profits and losses previously recognised in equity (except impairment and foreign exchange gains and losses to be recognised in profit or loss) are reclassified in profit or loss.

Financial assets at fair value through other comprehensive income (FVOCI) - equity instruments

This category mainly consists of equity investments in unlisted companies irrevocably designated as such upon initial recognition.

Gains and losses on these financial assets will not be subsequently transferred to profit or loss. The combined Group may transfer the cumulative gain or loss within equity.

Equity instruments designated at fair value through other comprehensive income are not tested for impairment.

Dividends on such investments are recognised in profit or loss unless they clearly represent a recovery of a part of the cost of the investment.

Financial assets at fair value through profit or loss

This category mainly includes: securities, equity investments in other companies, financial investments in funds held for trading and financial assets designated as at fair value through profit or loss at initial recognition.

Financial assets at fair value through profit or loss are:

>	financial assets with cash flows that are not solely payments of principal and interest, irrespective of the business model;
>	financial assets held for trading because acquired or incurred principally for the purpose of selling or repurchasing them in the short term;
>	debt instruments designated upon initial recognition, under the option allowed by IFRS 9 (fair value option) if doing so eliminates, or significantly reduces, an accounting mismatch;
>	derivatives, including embedded derivatives, held for trading or not designated as effective hedging instruments.

Such financial assets are initially recognised at fair value with subsequent gains and losses from changes in their fair value recognised through profit or loss.

This category also includes listed equity investments which the combined Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on listed equity investments are also recognised as other income in the statement of profit or loss when the right of payment has been established.

Financial assets that qualify as contingent consideration are also measured at fair value through profit or loss.

Impairment of financial assets

At each reporting date, the combined Group recognises an ECL allowance for trade receivables and other financial assets measured at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets and all other assets that could be impaired.

In accordance with IFRS 9, as from January 1, 2018, the combined Group applies a new impairment model based on the determination of expected credit losses (ECL) using a forward-looking approach. In essence, this model entails:

>	the application of a single framework for all financial assets;
>	the recognition of expected credit losses on an ongoing basis and the updating of the amount of such losses at the end of each reporting period, reflecting changes in the credit risk of the financial instrument;
>	the measurement of expected losses on the basis of reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

For trade receivables, contract assets and lease payments receivable, including those with a significant financing component, the combined Group uses the simplified approach, determining expected credit losses over a period coinciding with the asset's residual life, which is generally 12 months.

For all financial assets other than trade receivables, contract assets and lease payments receivable, the combined Group applies the general approach under IFRS 9, based on the assessment of a significant increase in credit risk since initial recognition. Under such approach, an ECL allowance for financial assets is recognised at an amount equal to the lifetime expected credit losses, if the credit risk on those financial assets has increased significantly, since initial recognition, considering all reasonable and supportable information, including also forward-looking inputs.

If, at the reporting date, the credit risk on financial assets has not increased significantly since initial recognition, the combined Group measures the ECL allowance for those financial assets at an amount equal to 12-month expected credit losses.

For financial assets for which the ECL allowance equal to lifetime expected credit losses had been recognised at the previous reporting date, the combined Group measures the ECL allowance at an amount equal to 12-month expected credit losses when the significant increase in credit risk condition is no longer met.

The combined Group recognises in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the ECL allowance at the reporting date to the amount that is required to be recognised in accordance with IFRS 9.

The combined Group applies the low credit risk exemption, avoiding the recognition of ECL allowances at an amount equal to lifetime expected credit losses due to a significant increase in credit risk of debt securities at fair value through other comprehensive income, whose counterparty has a strong capacity to meet its contractual cash-flow obligations (e.g., investment grade).

Cash and cash equivalents

These include deposits that are available on demand or in the very near term, as well as short-term highly liquid financial investments that are readily convertible into a known amount of cash and which are subject to insignificant risk of changes in value.

They do not include bank overdrafts at the reporting date for the purposes of the statement of cash flows.

Financial liabilities at amortised cost

These are mainly loans borrowings, trade payables, finance lease liabilities and debt instruments.

Non-derivative financial liabilities are recognised when the combined Group becomes a party to the contractual clauses of the instrument and are initially recognised at fair value adjusted for directly attributable transaction costs. Financial liabilities are subsequently measured at amortised cost using the effective interest rate method.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred with an intention to repurchase them in the near term. They also include derivative financial instruments entered into by the combined Group that are not designated as hedges in accordance with IFRS 9. Separated embedded derivatives are also classified as at fair value through profit or loss unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through profit or loss are recognised through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated as such at the date of initial recognition, only if they meet the requirements of IFRS 9.

In this case, the portion of the change in fair value attributable to own credit risk is recognised in other comprehensive income.

The combined Group has not designated any financial liability as at fair value through profit or loss, upon initial recognition.

Financial liabilities that qualify as contingent consideration are also measured at fair value through profit or loss.

Derecognition of financial assets and liabilities

Financial assets are derecognised whenever one of the following conditions is met:

>	the contractual right to receive the cash flows associated with the asset expires;
>	the combined Group has transferred substantially all the risks and rewards associated with the asset, transferring its rights to receive the cash flows of the asset or assuming a contractual obligation to pay such cash flows to one or more beneficiaries under a contract that meets the requirements provided by IFRS 9 (the “pass through test”);
>	the combined Group has neither transferred nor retained substantially all the risks and rewards of ownership of the asset but has transferred control over the asset.

Financial liabilities are derecognised when they are extinguished, i.e. when the contractual obligation has been discharged, cancelled or expired.

When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms or there is a substantial modification of the terms of an existing financial liability or a part of it, such exchange or modification is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference in the respective carrying amounts is recognised in profit or loss.

Derivative financial instruments

A derivative is a financial instrument or another contract:

>	whose value changes in response to the changes in an underlying variable such as an interest rate, commodity or security price, foreign exchange rate, a price or rate index, a receivable rating or other variable;
>	that requires no initial net investment, or one that is smaller than would be required for a contract with similar response to changes in market factors;
>	that is settled at a future date.

Derivative instruments are classified as financial assets or liabilities depending on their positive or negative fair value and they are classified as “held for trading” within “Other business models” and measured at fair value through profit or loss, except for those designated as effective hedging instruments.

All derivatives held for trading are classified as current assets or liabilities.

Derivatives not held for trading purposes, but measured at fair value through profit or loss since they do not qualify for hedge accounting, and derivatives designated as effective hedging instruments are classified as current or non-current on the basis of their maturity date and the combined Group's intention to hold the financial instrument until maturity.

Embedded derivatives

An embedded derivative is a derivative included in a “combined” contract (i.e., hybrid instruments) that contains another non-derivative contract (the host contract) and gives rise to some or all of the combined contract’s cash flows.

The combined Group's main contracts that may contain embedded derivatives are contracts to buy or sell non-financial items with clauses or options that affect the contract price, volume or maturity.

A derivative embedded in a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Contracts that are not financial instruments to be measured at fair value are analysed in order to identify any embedded derivatives, which are to be separated and measured at fair value. This analysis is performed when the combined Group becomes party to the contract or when the contract is renegotiated in a manner that significantly changes the originally associated cash flows.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

>	the host contract is not a financial instrument measured at fair value through profit or loss;
>	the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;
>	a separate contract with the same terms as the embedded derivative would meet the definition of a derivative.

Embedded derivatives that are separated from the host contract are recognised in the combined financial statements at fair value through profit or loss (except when the embedded derivative is part of a designated hedge).

Contracts to buy or sell non-financial items

In general, contracts to buy or sell non-financial items that are entered into and continue to be held for receipt or delivery in accordance with the combined Group’s normal expected purchase, sale or usage requirements are outside of the scope of application of IFRS 9 and therefore recognised as executory contracts, according to the “own use exemption”.

Such contracts are recognised as derivatives and, consequently, at fair value through profit or loss only if:

>	they can be settled on a net basis; and
>	they are not entered into in accordance with the combined Group’s expected purchase, sale or usage requirements.

A contract to buy or sell non-financial items is classified as “normal purchase or sale” if it is entered into:

>	for the purpose of the physical delivery;
>	in accordance with the combined Group's expected purchase, sale or usage requirements.

The combined Group analyses all contracts to buy or sell non-financial assets, with a specific focus on forward purchases and sales of electricity and energy commodities, in order to determine if they shall be classified and treated according to IFRS 9 or if they have been entered into for its own use.

Offsetting financial assets and liabilities

The combined Group offsets financial assets and liabilities when:

>	it has a legally enforceable right to set off the recognised amounts; and
>	it has the intention to either settle on a net basis, or realise the asset and settle the liability simultaneously.

Non-current assets (or disposal groups) classified as held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction, rather than through continuing use.

This classification criteria is applicable only when non-current assets (or disposal groups) are available in their present condition for immediate sale and the sale is highly probable.

If the combined Group is committed to a sale plan involving loss of control of a subsidiary and the requirements provided for under IFRS 5 are met, all the assets and liabilities of that subsidiary are classified as held for sale when the classification criteria are met, regardless of whether the combined Group will retain a non-controlling interest in its former subsidiary after the sale.

The combined Group applies these classification criteria as envisaged in IFRS 5 to an investment, or a portion of an investment, in an associate or a joint venture. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale is accounted for using the equity method until disposal of the portion that is classified as held for sale.

Non-current assets (or disposal groups) and liabilities included in disposal groups classified as held for sale are presented separately from other assets and liabilities in the statement of financial position.

The amounts presented for non-current assets or for the assets and liabilities of disposal groups classified as held for sale are not reclassified or re-presented for comparative periods.

Immediately before the initial classification of non-current assets (or disposal groups) as held for sale, the carrying amounts of such assets (or disposal groups) are measured in accordance with the IFRS applicable to the specific assets or liabilities. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses for any initial or subsequent write-down of the assets (or disposal groups) to fair value less costs to sell and gains for their reversals are included in profit or loss from continuing operations.

Non-current assets are not depreciated (or amortised) while they are classified as held for sale or while they are part of a disposal group classified as held for sale.

If the classification criteria are no longer met, the combined Group ceases to classify non-current assets (or disposal group) as held for sale. In that case they are measured at the lower of:

>	the carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation, amortisation or revaluations that would have been recognised if the asset (or disposal group) had not been classified as held for sale; and
>	the recoverable amount, which is equal to the higher of the asset's fair value less costs to sell and its value in use, as calculated at the date of the subsequent decision not to sell.

Any adjustment to the carrying amount of a non-current asset that ceases to be classified as held for sale is included in profit or loss from continuing operations.

A discontinued operation is a component of the combined Group that either has been disposed of, or is classified as held for sale, and:

>	represents a separate major line of business or geographical area of operations;
>	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
>	is a subsidiary acquired exclusively with a view to resale.
>	The combined Group presents, in a separate line item of the income statement, a single amount comprising the total of:
>	the post-tax profit or loss of discontinued operations; and
>	the post-tax gain or loss recognised on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation.

The corresponding amounts are restated in the income statement for comparative periods so that the disclosures relate to all operations that were discontinued by the end of the last reporting date. If the combined Group ceases to classify a component as held for sale, the results of the component previously presented in discontinued operations are reclassified and included in profit from continuing operations for all periods presented.

Green certificates

Green certificates are the equivalent of non-monetary grants related to income and are recognised at fair value under other operating income, with a balancing entry in other non-financial assets.

When such certificates are credited to the combined Group, they are reclassified from other assets to inventories.

Revenue from the sale of such certificates is recognised under revenue from contracts with customers, with a corresponding decrease in inventories.

Employee benefits

Liabilities for employee benefits vested and paid when or after employment ends in connection with defined benefit plans or other long-term benefits granted during the employee's service are determined separately for each plan, based on actuarial assumptions to estimate the amount of the future benefits that employees have vested at the reporting date (using the projected unit credit method). More specifically, the present value of the defined benefit obligation is calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. If there is no deep market on high quality corporate bonds in the currency in which the bond is denominated, the market yields on government securities is used.

The liability is recognised on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

If the value of plan assets exceeds the present value of the related defined benefit obligation, the surplus (up to the limit of any cap) is recognised as an asset.

As regards the liabilities or assets of defined benefit plans, the cumulative actuarial gains and losses from the actuarial measurement of the liabilities, the yield on the plan assets (net of the associated interest income) and the effect of the asset ceiling (net of the associated interest income) are recognised in other comprehensive income when they arise. For other long-term benefits, the related actuarial gains and losses are recognised in profit or loss.

If a change is made to an existing defined benefit plan or a new plan is introduced, any past service cost is taken immediately to profit or loss.

Employees are also enrolled in defined contribution plans under which the combined Group pays fixed contributions to a separate entity (a fund) and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Such plans are usually aimed to supplement pension benefits due to employees post-employment. The related costs are recognised in profit or loss on the basis of the amount of contributions paid in the period.

Termination benefits

Liabilities for termination benefits, i.e., employee benefits payable as a result of either the company's decision to terminate an employee’s employment or an employee’s decision to accept voluntary redundancy in exchange for those benefits are recognised at the earlier of:

>	when the combined Group can no longer withdraw its offer of such benefits; and
>	when the combined Group recognises the costs of a restructuring within the scope of IAS 37 and it involves the payment of the termination benefits.

The liabilities are measured based on the nature of the employee benefits. More specifically, when the benefits represent an enhancement of other post-employment benefits, the associated liability is measured in accordance with the rules governing that type of benefits. Otherwise, if the termination benefits due to employees are expected to be settled wholly before 12 months after the end of the annual reporting period, the combined Group measures the liability in accordance with the requirements for short-term employee benefits; if they are not expected to be settled wholly before 12 months after the end of the annual reporting period, the combined Group measures the liability in accordance with the requirements for other long-term employee benefits.

Provisions for risks and charges

Provisions are recognised where there is a legal or constructive obligation as a result of a past event at the end of the reporting period, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. Where the impact is significant, the provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the provision is discounted, the periodic adjustment of the present value due to the passage of time is recognised as interest expense.

When the combined Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain.

Where the liability relates to decommissioning and/or site restoration in respect of property, plant and equipment, the initial recognition of the provision is made against the related asset and the expense is then recognised in profit or loss through the depreciation of the asset involved.

Provisions do not include liabilities for uncertain income tax treatments, which are recognised as tax liabilities.

In the case of contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it (onerous contracts), the combined Group recognises a provision as the lower of the costs of fulfilling the obligation and any compensation or penalty arising from failure to fulfil it.

Changes in estimates of accruals to the provision are recognised in the income statement in the period in which the changes occur, with the exception of those in the costs of decommissioning, dismantling and/or restoration resulting from changes in the timetable and costs necessary to extinguish the obligation or from a change in the discount rate. These changes increase or decrease the value of the related assets and are recognised in profit or loss through the depreciation process. Where they increase the value of the assets, the combined Group also determines whether the new carrying amount of the assets is fully recoverable. If this is not the case, a loss equal to the unrecoverable amount is recognised in profit or loss.

Decreases in estimates are recognised up to the carrying amount of the assets. Any excess is recognised immediately in profit or loss.

Reference should be made to the paragraph on "Use of estimates" for additional details on the estimation criteria used to determine the provisions for the dismantling and/or restoration of sites.

Revenue from contracts with customers

The combined Group recognises revenue from contracts with customers to represent faithfully the transfer of goods and services promised to customers at an amount that reflects the consideration at which the combined Group expects to be entitled in exchange for those goods or services.

The combined Group applies this core principle using the five-step model under IFRS 15:

>	identifying the contract with a customer (step 1).

The combined Group applies IFRS 15 to contracts with customers when the contract creates enforceable rights and obligations and meets all the criteria envisaged for step 1.

If these criteria are not met, any consideration received from customers is generally recognised as an advance.

>	identifying performance obligations (step 2).

The combined Group identifies all goods or services promised in the contract, separating them into performance obligations to account for separately if they are both capable of being distinct and if they are distinct within the context of the contract.

As an exception, the combined Group accounts for each promise to transfer to the customer a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer over time as a single performance obligation.

In assessing the existence and the nature of the performance obligations, the combined Group considers all contract’s features as mentioned in step 1.

For each distinct good or service identified, the combined Group determines whether it acts as a principal or agent, respectively if it controls or not the specified good or service that is promised to the customer before its control is transferred to the customer. When the combined Group acts as agent, it recognises revenue on a net basis, corresponding to any fee or commission to which it expects to be entitled;

>	determining the transaction price (step 3).

The transaction price represents the amount of consideration to which the combined Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., some sale taxes and value-added taxes).

The combined Group determines the transaction price at inception of the contract and updates it at each reporting period for any changes in circumstances.

When the combined Group determines the transaction price, it considers whether the transaction price includes variable consideration, non-cash consideration received from a customer, consideration payable to a customer and a significant financing component;

>	allocating the transaction price (step 4).

The combined Group allocates the transaction price at contract inception to each separate performance obligation to reflect the amount of consideration to which the combined Group expects to be entitled in exchange for transferring the promised goods or services.

When the contract includes a customer option to acquire additional goods or services that represents a material right, the combined Group allocates the transaction price to this performance obligation (i.e., the option) and defers the relative revenue until those future goods or services are transferred or the option expires.

The combined Group generally allocates the transaction price on the basis of the relative stand-alone selling price of each distinct good or service promised in the contract (that is, the price at which the combined Group would sell that good or service separately to the customer);

>	recognising revenue (step 5).

The combined Group recognises revenue when (or as) each performance obligation is satisfied with the transfer of the promised good or service to the customer, or when the customer obtains control.

>	As a first step, the combined Group determines if one of the overtime criteria is met. For each performance obligation satisfied over time, the combined Group recognises revenue over time by measuring progress toward the complete satisfaction of that performance obligation using an output method or an input method and applies a single method of measuring progress from contract inception until complete satisfaction and to similar performance obligations and in similar circumstances.

When the combined Group cannot reasonably measure the progress toward complete satisfaction of the performance obligation, it recognises revenue only to the extent of the costs incurred that are considered recoverable.

If the performance obligation is not satisfied over time, the combined Group determines the point in time at which the customer obtains control of the promised good or service, considering whether the indicators of the transfer of control collectively indicate that the customer has obtained control.

Depending on the type of transaction, the broad criteria used under IFRS 15 are summarised below:

-	revenue from the sale of goods is recognised at the point in time at which the customer obtains the control of the goods if the combined Group considers that the sale of goods is satisfied at a point in time;
-	revenue from services is recognised on the basis of the progress towards complete satisfaction of the performance obligation measured using an appropriate method that best depicts this progress if the combined Group considers that the performance obligation is satisfied over time. The cost incurred method (cost-to-cost method) is considered appropriate for measuring progress, except when specific contract analysis suggests the use of an alternative method, which best depicts the combined Group’s performance obligation satisfied at the reporting date.

The combined Group does not disclose information about the remaining performance obligations in existing contracts if the performance obligation is part of a contract that has an original expected duration of one year or less and if the combined Group recognises revenue in the amount to which it has a right to invoice the customer.

If the combined Group satisfies the performance obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, it recognises a contract asset relating to the right to consideration in exchange for goods or services transferred to the customer.

If a customer pays consideration before the combined Group transfers goods or services to the customer, the combined Group recognises a contract liability when the payment is made (or the payment is due) that is recognised as revenue when the combined Group satisfies the performance obligation under the contract.

Other operating income

Other operating income mainly refers to gains on the disposal of assets that are not an output of the combined Group’s core business and government grants.

Government grants, including non-monetary grants at fair value, are recognised where there is reasonable assurance that they will be received and that the combined Group will comply with all conditions attaching to them as set by the government, government agencies and similar bodies, whether local, national or international.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The loan is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying amount of the loan and the funds received. The loan is subsequently measured in accordance with the requirements for financial liabilities.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the combined Group recognises as expenses the related costs which the grants are intended to compensate.

When the combined Group receives government grants in the form of non-monetary assets for internal use, it recognises both the grant and the asset at its transfer-date fair value.

Government grants related to income, including those consisting of a transfer of a non-monetary asset, received to purchase, construct or otherwise acquire long-term assets (e.g., property, plant and equipment or intangible assets) are recognised as deferred income under other liabilities and taken to profit or loss on a systematic basis over the useful life of the asset.

Financial income and expense on derivatives

Financial income and expense on derivatives include:

>	income and expense on derivatives measured at fair value through profit or loss on interest rate and currency risk;
>	income and expense on fair value hedges on interest rate risk;
>	income and expense on cash flow hedges on interest rate and currency risks.

Other financial income and expense

For all financial assets and liabilities measured at amortised cost and interest-bearing financial assets classified as at fair value through other comprehensive income, interest income and expense is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the carrying amount of the financial asset or liability.

Interest income is recognised to the extent that it is probable that the economic benefits will flow to the combined Group and the amount can be reliably measured.

Other financial income and expense also include changes in the fair value of financial instruments other than derivatives.

Dividends

Dividends are recognised when the unconditional right to receive payment is established.

Dividends and interim dividends payable to non-controlling interests are recognised as changes in equity at the date when they are respectively approved by the shareholders and the board of directors.

Income taxes

Current taxes

Current income taxes for the year, which are recognised as “Tax liabilities” net of payments on account, or as “Tax assets” where the net balance is an asset, are determined using an estimate of taxable income and in accordance with the applicable regulations.

In particular, tax liabilities and assets are determined using the tax rates and tax laws that are enacted or substantively enacted by the end of the reporting period.

Current income taxes are recognised in profit or loss with the exception of current income taxes related to captions recognised directly in equity.

Deferred taxes

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities and their corresponding tax values applying the tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of tax rates that are enacted or substantively enacted as at the end of the reporting period.

Deferred tax liabilities are recognised for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, when the combined Group can control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, when recovery is probable, i.e. when the combined Group expects to have sufficient future taxable profit to recover the asset.

The recoverability of deferred tax assets is reviewed at the end of each reporting period.

Unrecognised deferred tax assets are re-assessed at each reporting date and they are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred taxes are recognised in profit or loss, with the exception of those relating to captions recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset if they are levied by the same taxation authority and the combined Group has a legally enforceable right to set of current tax assets against current tax liabilities that will be generated when they reverse.

Uncertainty over income tax treatments

In defining ‘uncertainty’, it shall be considered whether a particular tax treatment will be accepted by the relevant taxation authority. If it is deemed probable that the tax treatment will be accepted (where the term ‘probable’ is defined as ‘more likely than not’), then the combined Group recognises and measures its current/deferred tax asset or liabilities applying the requirements in IAS 12.

Conversely, when there is uncertainty over income tax treatments, the uncertainty should be reflected in the manner that better predicts the resolution of the uncertain tax treatment. The combined Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments based on which approach provides better predictions of the resolution of the uncertainty. In assessing whether and how the uncertainty affects the tax treatment, the combined Group assumes that a taxation authority will accept or not an uncertain tax treatment supposing that the taxation authority will examine amounts it has a right to examine and have full knowledge of all related information when making those examinations. the combined Group reflects the effect of uncertainty in accounting for current and deferred tax when it concludes it is not probable that the taxation authority will accept an uncertain tax treatment, using the expected value or the most likely amount, whichever method better predicts the resolution of the uncertainty.

The combined Group uses significant judgement in identifying uncertainties over income tax treatments and reassesses any judgements and estimates made if a change in facts and circumstances might change a conclusion about the acceptability of a tax treatment or the estimate of the effect of uncertainty, or both.

Since uncertain income tax positions meet the definition of income taxes, the combined Group presents uncertain tax liabilities/assets as current tax liabilities/assets or deferred tax liabilities/assets.

2.4. New standards, amendments and interpretations

The combined Group has applied the following standards, interpretations and amendments in effect as from January 1, 2019:

>	IFRS 16 - Leases, issued in January 2016, which replaces IAS 17 - Leases, IFRIC 4 - Determining Whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognises all leases using a single model similar to that for finance leases under IAS 17.

>	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement, issued in February 2018.

When an amendment, curtailment or settlement of a defined benefit plan occurs during the annual reporting period, the amendments specify that, for the remainder of the annual reporting period, the combined Group determines:

-	the current service cost using the actuarial assumptions used to remeasure the net defined benefit liability/(asset); and
-	the net interest using the remeasured net defined benefit liability/(asset) and the discount rate used to remeasure it.

The amendments also clarify that the past service cost (or the gain/loss on settlement) is calculated ignoring the effect of the asset ceiling that is determined in a second step and is usually recognised in other comprehensive income. The amendments do not address the accounting for “significant market fluctuations” in the absence of a plan amendment, curtailment or settlement.

The application of these amendments has not had any material impacts on the condensed interim combined consolidated financial statements.

>	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures, issued in October 2017. The amendments clarify that an entity applies IFRS 9 - Financial Instruments to non-current interests in associates and joint ventures to which the equity method is not applied.

The application of these amendments has not had any impacts on the condensed interim combined consolidated financial statements.

>	IFRIC 23 - Uncertainty over Income Tax Treatments, issued in June 2017; the interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

The application of this interpretation did not have a significant impact on the condensed interim combined financial statements.

>	Annual improvements to IFRS 2015-2017 cycle, issued in December 2017. The document contains formal modifications and clarifications of existing standards. More specifically, the following standards were amended:

-	IFRS 3 - Business Combinations. The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring its entire previously held interests in the assets of the joint operation at the acquisition-date fair value. These amendments apply to business combinations for which the acquisition date is on or after January 1, 2019.

-	IFRS 11 - Joint Arrangements. The amendments clarify that when an entity obtains joint control of a joint operation that constitutes a business (as defined in IFRS 3), it should not remeasure its previously held interests in that joint operation. These amendments apply to transactions in which joint control is obtained on or after January 1, 2019.
-	IAS 12 - Income Taxes. The amendments clarify that the income tax consequences when the entity recognises a liability to pay a dividend are linked more directly to past transactions or events that generated distributable profits than distributions to owners. Therefore, the related income tax consequences of dividends shall be recognised in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events;
-	IAS 23 – Borrowing costs. The amendments clarify that an entity treats as part of general borrowings any specific borrowing, originally made to develop a qualifying asset, that remain outstanding when substantially all the activities necessary to prepare that asset for its intended use or sale are complete. These amendments apply to borrowing costs incurred on or after January 1, 2019.

The application of these amendments has not had any material impacts on the condensed interim combined consolidated financial statements.

On January 1, 2020, the following changes to accounting policies became effective for some of EGP S.p.A.’s subsidiaries in Central and South America (the “Group”):

>

“Amendments to IFRS 3 – Definition of a business”, issued in October 2018 to help entities determine whether they have acquired a business or a group of assets. Specifically, the amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Therefore, the amendments clarify that a business cannot exist without including the inputs and substantive processes necessary to create the outputs. The amended definition of “outputs” focuses on goods and services provided to customers, income from investments and other revenue and removes the reference to lower costs or other economic benefits.

>	“Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform”, issued in September 2019. The amendments: (i) provide temporary exceptions from applying specific hedge accounting requirements during the period of uncertainty arising from the reform; and (ii) require additional disclosure about hedging relationships that are directly affected by the uncertainty. Once the alternative rates have been defined, the reform will affect fair value measurement, the effects on hedge accounting and net financial income/expense.

>	“Amendments to IAS 1 and IAS 8 – Definition of material”, issued in October 2018 to align the definition of “materiality” in the different standards and the Conceptual Framework for Financial Reporting and to clarify certain aspects. The definition is as follows: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. Specifically, the amendments clarify that:

>	“obscuring information” addresses situations where the effect, for the primary users of financial statements, is similar to that of omitting or misstating information whose materiality is assessed considering the financial statements as a whole;

>	“primary users of financial statements”, to whom the financial statements are addressed, are “present and potential investors, lenders and other creditors” who rely on general purpose financial statements for much of the financial information they need; and
>	“materiality” depends on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

>	“Amendments to References to the Conceptual Framework in IFRS Standards”, issued in March 2018, which outlines the amendments to the concerned standards in order to update references to the revised Conceptual Framework. These amendments accompany the last version of the Revised Conceptual Framework for Financial Reporting issued in March 2018 and applicable to reporting periods beginning on or after January 1, 2020, which includes several new concepts, provides better definitions and recognition criteria and clarifies certain key concepts. The main amendments include:

>	increasing the prominence of management’s stewardship of the entity’s economic resources;
>	reintroducing the notion of prudence to support neutrality;
>	defining the reporting entity which may be a legal entity or part thereof;
>	revising the definitions of an asset and a liability;
>	removing the probability threshold for recognition, and adding guidance on derecognition;
>	adding guidance on the information provided by different measurement bases; and
>	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced.

Seasonality effects

The combined Group’s turnover and results are not significantly affected by the seasonal nature of the business, given the prevalence of wind power plants over solar power plants. Taking into account the economic effects of seasonality, which are considered immaterial, the additional financial information (required by IAS 34.21) relating to the 12 months ended September 30, 2020 is not provided.

3. Changes in the combination scope

The combination scope at September 30, 2020, compared to that at September 30, 2019 and December 31, 2019, changed as a result of the following main transactions:

2019

>	On May 31, 2019, via Enel Green Power Brasil Participações Ltda, three power plants operating in Brazil were sold in their entirety (the “Gamma deal”). The total consideration for the transaction was roughly BRL2.7 billion (approximately €603 million).

2020

The combination scope has not changed in 2020.

4. COVID-19

The combined Group has closely monitored the evolution of the COVID-19 pandemic in the main areas of interest and the main countries in which it operates.

The condensed interim combined consolidated financial statements at September 30, 2020 include disclosures about the COVID-19 pandemic, based on the specific business circumstances and the availability of reliable information, in order to highlight its impact on the combined Group’s business operations, financial position and performance at that date, including on the basis of the main risks and uncertainties to which the combined Group is exposed.

With respect to the assessment of the impacts of COVID-19, the forecasts regarding the future evolution of the current macroeconomic, financial and business environment in which the combined Group operates are characterised, in any case, by a high degree of uncertainty. This could affect management’s assessments and estimates of the carrying amounts of assets and liabilities exposed to increased volatility.

The areas of the condensed interim combined consolidated financial statements at September 30, 2020 that, based on the information available at that date and considering the constantly evolving scenario, are most affected by estimates and judgements, are as follows:

>	measurement of non-financial assets. Based on the above, there are no indicators of impairment of assets[2];

2 At September 30, 2020, the impairment testing performed on the CGUs to which goodwill was allocated did not identify any indicators of impairment. The criteria used to identify the CGUs were essentially based – in line with management’s strategic and operational vision – on the specific characteristics of their business, on the operational rules and regulations of the markets in which the combined Group operates, on the corporate organisation, and the level of reporting monitored by management.

The assets in each CGU are also identified on the basis of the manner in which management manages and monitors those assets within its business model.

The number and scope of the CGUs are systematically updated to reflect new business combinations and reorganisations that the Group has undertaken, and to take into account external factors that could affect the asset's capacity to generate independent cash inflows.

With respect to the unconventional, renewable energy generation in the various countries of Central and South America, the following CGUs were identified by geographical segment:

1) Brazil

2) Peru

3) Colombia

4) Argentina

5) Panama, Guatemala and Costa Rica

In the last case, the three countries are included in the same CGU as a result of the numerous management interdependencies, as the results achieved are measured cumulatively in the business model and responsibility for these results lies with the same management team.

The recoverable amount of recognised goodwill was estimated by determining the value in use of the CGUs using the discounted cash flow model, which involve estimating expected future cash flows and applying an appropriate discount rate, selected on the basis of market inputs such as risk-free rates, betas and market-risk premiums.

The cash flows were estimated based on the best information available at the date of the estimate, considering the specific risks of each CGU, based on the following:

>	for the explicit period, the business plan which Enel S.p.A.'s board of directors approved on November 25, 2019, containing forecast volumes, revenue, operating expenses, capital expenditure, the industrial and commercial organisation, the performance of the main macroeconomic variables (inflation, nominal interest rates and exchange rates) and trends in commodities prices. The explicit forecast cash flow period considered for impairment testing is five years;

>	measurement of financial assets. Analyses continue both to monitor and, if necessary, update the assumptions underlying the valuation models of trade receivables in accordance with IFRS 9 Financial instruments, and to recognise the effects of the measures adopted by the various countries in terms of new collection methods and/or timing based on the new information available;
>	provisions for risks and charges: the assumptions underlying the assessment of the existence of onerous contracts, if any, have been updated. These analyses did not identify situations that required the recognition of further provisions, as a result of COVID-19, in accordance with “IAS 37 - Provisions, contingent liabilities and contingent assets”;
>	employee benefits. Analyses continue to monitor the potential impact on estimates, including actuarial assumptions, used in the measurement of employee benefits under IAS 19 Employee benefits;
>	income taxes. Analyses continue to monitor the recognition of any tax credits, the timing of the reversal of deductible temporary differences and the recoverability of deferred tax assets in accordance with IAS 12 Income taxes.

In the next few months, the constant monitoring of changes in macroeconomic and business variables will continue in order to provide, in real time, the best estimate of the potential impacts on the combined Group companies and to mitigate them with specific response/contingency plans.

5. Geographical segment reporting

The geographical segment reporting is based on the approach used by management to monitor the performance of the combined Group companies for both periods. For additional information about the financial position and financial performance of the period, reference should be made to the relevant section of these condensed interim combined consolidated financial statements.

>	for subsequent years, the assumptions on the long-term trends in the main variables impacting cash flows, the average residual useful lives of assets and the term of concessions.

The terminal value is estimated based on the specific characteristics of the businesses of the various CGUs being tested for impairment. In particular, as the business relates to renewable energies, the terminal value is estimated as the annual yield to consider the i) value deriving from the residual useful lives of the plants and ii) residual value, assuming the plants will be sold, associated with the concession rights, the competitiveness of the production sites (in terms of natural resources) and network connections.

The nominal growth rate is considered to be equal to the inflation rate (depending on the country and business) and, in any case, does not exceed the average long-term growth rate of the relevant market.

The values in use determined as described above exceed the carrying amounts, except for that indicated below.

To verify the robustness of the CGUs' value in use, sensitivity analyses were conducted on the main value drivers, specifically the WACC, long-term growth rate and profit margins, the results of which fully support this value.

Results by geographical segment

First nine months of 2020

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Total revenue	-	190	1	6	17	32	30	103	379
Total costs	-	84	2	7	4	11	12	25	145
Net income/(expense) from commodity risk management	-	-	-	-	-	-	-	-	-
Depreciation and amortisation	-	45	-	2	25	23	7	15	117
Impairment losses	-	-	-	-	1	-	-	-	1
Reversals of impairment losses	-	-	-	-	(1)	-	-	1	-
Operating profit (loss)	-	61	(1)	(3)	(14)	(2)	11	64	116
Investments	-	461	-	27	-	1	1	-	490

First nine months of 2019

€ million	Argentina	Brazil		Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Total revenue	-	220		-	4	15	33	27	130	429
Total costs	1	57		3	4	5	16	7	41	134
Net income/(expense) from commodity risk management	-	-		-	-	-	-	-	-	-
Depreciation and amortisation	-	62		-	1	10	8	10	12	103
Impairment losses	-	1		-	-	-	-	1	-	2
Reversals of impairment losses	-	-		-	-	-	-	-	-	-
Operating profit (loss)	(1)	100		(3)	(1)	-	9	9	77	190
Investments	-	441	(1)	-	14	-	2	1	2	460

(1)	Excludes €4 million classified as “held for sale”.

Statement of financial position data by geographical segment

September 30, 2020

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama		Total
Property, plant and equipment	1	2,091	-	79	248	324	277	354		3,374
Intangible assets	2	517	-	59	-	13	72	49		712
Current and non-current contract assets	-	-	-	-	-	-	-	5		5
Trade receivables	-	60	-	-	5	6	6	36		113
Other	1	22	-	1	103	7	5	9		148
Operating assets	4	2,690	-	139	356	350	360	453	(1)	4,352

Trade payables	1	141	-	9	8	2	13	9		183
Current and non-current contract liabilities	-	-	-	-	-	-	-	-		-
Other provisions	-	8	1	4	-	-	2	5		20
Other	-	45	1	1	3	10	4	47		111
Operating liabilities	1	194	2	14	11	12	19	61		314

(1)	Including €2 million classified as “held for sale”

December 31, 2019

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Property, plant and equipment	1	2,516	-	85	283	344	297	380	3,906
Intangible assets	2	571	-	55	-	29	71	53	781
Current and non-current contract assets	-	-	-	-	(1)	-	-	1	-
Trade receivables	-	109	1	-	2	14	11	43	180
Other	1	26	-	2	110	6	4	11	160
Operating assets	4	3,222	1	142	394	393	383	488	5,027

Trade payables	6	439	-	12	8	3	15	8	491
Current and non-current contract liabilities	-	-	-	-	-	-	-	-	-
Other provisions	-	16	1	5	-	-	2	6	30
Other	-	95	1	1	3	2	4	3	109
Operating liabilities	6	550	2	18	11	5	21	17	630

Segment assets and liabilities are reconciled with combined assets and liabilities in the table below.

€ million	09.30.2020	12.31.2019
Total assets	5,987	5,597
Investments in subsidiaries	-	2
Other non-current financial assets	119	63
Non-current tax assets classified as “Other non-current assets”	22	22
Other current financial assets	1,095	67
Cash and cash equivalents	222	297
Deferred tax assets	79	23
Tax assets	96	96
Financial and tax assets classified as “held for sale”	2	-
Segment assets	4,352	5,027

Total liabilities	1,489	2,097
Long-term borrowings	830	976
Non-current financial liabilities	13	7
Short-term borrowings	100	248
Current portion of long-term borrowings	81	93
Other current financial liabilities	29	74
Deferred tax liabilities	75	52
Tax liabilities	19	1
Other tax liabilities	28	16
Financial and tax liabilities classified as “held for sale”	-	-
Segment liabilities	314	630

6. Revenue

6.a Revenue – €379 million

€ million	First nine months of 2020	First nine months of 2019	Changes
Revenue from sales of energy	373	424	(51)	-12.0%
Other sales and services	4	2	2	-
Total IFRS 15 revenue	377	426	(49)	-11.5%
Sundry reimbursements	1	-	1	-
Other revenue and income	1	3	(2)	-66.7%
Total revenue	379	429	(50)	-11.7%

Revenue for the first nine months of 2020 totals €379 million, down €50 million on the same period of the previous year (-11.7%). The decrease is essentially due to the reduction in revenue from sales of energy, especially in the following countries:

>	Brazil (down €29 million), due to the strong depreciation of the Brazilian real and the change in scope following the sale of three plants in May 2019. These negative effects were only partially offset by the increased volumes sold;
>	Panama (down €26 million), due to the lower volumes sold by Enel Solar.

7. Costs

7.a Costs – €263 million

€ million	First nine months of 2020	First nine months of 2019	Changes
Electricity purchases	54	39	15	38.5%
Materials	2	3	(1)	-33.3%
Personnel expense	32	36	(4)	-11.1%
Services and use of third party assets	69	64	5	7.8%
Depreciation, amortisation and impairment losses	118	105	13	12.4%
Other operating expenses	6	13	(7)	-53.8%
Capitalised costs	(18)	(21)	3	14.3%
Total	263	239	24	10.0%

In the first nine months of 2020, costs for electricity purchases increased by €15 million, mainly in Brazil (up €33 million) due to the higher volumes purchased in the free market in order to meet the commitments undertaken under existing contracts. This effect was partly offset by the lower costs incurred in other countries, mainly in Panama (down €16 million).

Personnel expense amounts to €32 million in the first nine months of 2020, down €4 million.

The combined Group’s workforce comprises 797 resources at September 30, 2020, up by 67. The increase is due to the number of employees in Brazil, up by 59, mainly as a result of the engineers hired to complete the construction of new plants, in Guatemala (+3), in Colombia (+4) and in Panama (+4), only partially offset by the decrease in Chile (-3).

The overall increase compared to December 31, 2019 can therefore be summarised as follows:

Total at December 31, 2019	730
Incoming employees	131
Outgoing employees	(64)
Changes in scope	-
Total at September 30, 2020	797

The increase in costs for the provision of services and use of third party assets is mainly due to the rise in costs for services related to the electricity business arising from connection contracts and the use of distribution and transmission systems in Brazil and Peru.

Amortisation, depreciation and impairment losses reflect higher amortisation in Guatemala, partially offset by lower depreciation in Brazil.

Other operating expenses decreased essentially as a result of the loss on the sale of three plants by Enel Green Power Brasil Participações Ltda in May 2019 (€7 million).

.

In the first nine months of 2020, capitalised costs decreased by €3 million mainly as a consequence of lower internal work capitalised in Brazil.

7.b Net financial expense – €99 million

Net financial expense decreased by €17 million compared to the same period of the previous year.

Specifically, in the first nine months of 2020, financial income amounts to €165 million, down €27 million on the same period of the previous year (€192 million). This is mainly due to the following:

>	the €70 million decrease in exchange gains which mainly reflects the exchange rate trend associated with hard currency borrowings and essentially refers to Enel Green Power Brazil (down €79 million), partially offset by an increase in exchange gains for Enel Green Power Colombia (€6 million);
>	the €8 million decrease in interest income on financial assets, mainly related to long-term loans.

These effects were partially offset by the €61 million increase in income on derivatives, mainly agreed to hedge the currency risk related to foreign currency loans.

In the first nine months of 2020, financial expense amounts to €264 million, down €44 million on the same period of 2019 (€308 million).

The decrease is mainly due to the following:

>	the reduction in the financial expense related to the transactions with Enel S.p.A. (€46 million), mainly in connection with Enel Green Power Brazil;
>	the €27 million decrease in financial expense on derivatives, mainly agreed to hedge the currency risk related to foreign current loans;
>	the €33 million decrease in interest expense on loans and borrowings, mainly related to bank borrowings (down €24 million).

These effects were partially offset by the increase in exchange losses (up €80 million), mainly related to Enel Green Power Brasil (€67 million) and Enel Green Power Peru (€8 million).

7.c Income taxes – €22 million

Income taxes for the first nine months of 2020 amount to €22 million, with an impact of 129.4% on the profit before tax (compared to 54.1% in the first nine months of 2019).

In the two periods, the tax rate fluctuated sharply, mainly as a result of the application of the “renta presumida” tax system in Brazil, whereby the tax charge is calculated on sales volumes.

8. Assets

8.a Non-current assets - €4,311 million

Intangible assets and property, plant and equipment, including investment property, amount to €3,584 million at September 30, 2020, down by an overall €606 million. The decrease, which is mainly due to amortisation, depreciation and impairment losses (€117 million) and exchange losses (€965 million), is partly offset by the investments of the period (€490 million).

Goodwill amounts to €497 million and is unchanged from December 31, 2019, when, following the organisational changes that led to the redefinition of the operating segments, Enel S.p.A.’s goodwill recognised in Central and South America was reallocated to different businesses based on the relevant fair values in accordance with IFRS.

Other non-current assets include:

€ million	09.30.2020	12.31.2019	Changes
Deferred tax assets	79	23	56	-
Financial assets and securities included in net financial debt	-	1	(1)	-
Other non-current financial assets	119	62	57	91.9%
Amounts due from institutional market participants	-	-	-	-
Other long-term assets	32	31	1	3.2%
Total	230	117	113	96.6%

The increase of the period is essentially due to:

>	the increase in deferred tax assets, mainly due to (i) the deferred tax assets related to the hedging reserves recognised in Brazil, following the increase in derivative assets described below, and (ii) prior year losses (€22 million) that Enel Green Power S.p.A. will transfer to the demerged business unit on a proportionate basis once the demerger is executed, as set out in EGP S.p.A.’s proposed demerger filed on October 9, 2020;
>	the increase in other non-current financial assets, essentially due to the fluctuations in the fair value of cash flow hedges, generated by increasingly higher exchange rates in Brazil. The increase is only partially offset by the decrease in service concession arrangements;
>	other long-term assets are essentially in line with the balance at December 31, 2019 and mainly comprise tax assets (€22 million) and guarantee deposits (€9 million).

8.b Current assets - €1,668 million

Inventories total €10 million and essentially consist of materials and equipment used to operate, maintain and build power plants and are substantially in line with the previous year.

Trade receivables amount to €113 million and are down €67 million, mainly in Brazil following the depreciation of its currency.

Other current assets are detailed as follows:

€ million	09.30.2020	12.31.2019	Changes
Current financial assets included in net financial debt	1,080	64	1,016	-
Other current financial assets	15	3	12	-
Tax assets	96	96	-	-
Amounts due from institutional market participants	-	-	-	-
Other current assets	132	142	(10)	-7.0%
Total	1,323	305	1,018	-

The increase of the period amounts to €1,018 million and is mainly attributable to:

>	the rise in current financial assets included in net financial debt which may be analysed as follows:

- €945 million related to the loan due to Enel Green Power S.p.A. from Enel S.p.A. which, as part of the proposed demerger signed on October 14, 2020, will be transferred to the newco Enel Rinnovabili S.r.l. once the demerger is executed;

- €30 million related to Brazil following the loan due to Enel Green Power Brasil Participações Ltda from Enel Green Power S.p.A. as part of the capital increase completed in early October;

- the increase in the loans due to Generadora Montecristo Sa and Enel Fortuna from Enel Finance International (up €31 million and €8 million, respectively). These amounts relate to the funds generated by local businesses deposited on EFI’s accounts;

>	the increase in “other current financial assets”, essentially due to the fair value measurement of derivative financial instruments;
>	the €10 million decrease in other current portion of loans, of which €6 million relates to smaller advances to suppliers.

Furthermore, tax assets of €96 million, unchanged in the first nine months of 2020, refer to VAT assets of €57 million (€62 million at December 31, 2019) mainly recognised in Peru, income tax assets of €23 million (€11 million at December 31, 2019) mainly recognised in Brazil and Panama, while the residual €16 million refers to sundry tax assets (down €7 million on December 31, 2019).

8.c Assets held for sale - €4 million

This caption essentially comprises the assets measured based on the realisable value estimated on the current progress of negotiations which, following management’s decisions, comply with IFRS 5 classification criteria.

At September 30, 2020, the balance included the HFS reclassification of a plant owned by Liano Sanchez Solar Power One SA and the investment in Parque Eolico La Pampa (€2 million). Indeed, although the subsidiary wholly owned by Enel Green Power Argentina does not fall within the scope of the transaction (as per the proposed demerger filed on October 9, 2020 with the Chamber of Commerce), it will be sold to another Enel Group company in the next few months in order to execute the demerger.

Liabilities and equity

8.d Equity attributable to owners of the parent - €4,287 million

The €1,011 million increase in the first nine months of the year mainly reflects the loss recognised directly in equity (€695 million) attributable, in particular, to the decrease in the translation reserve (€736 million) following the net appreciation of the functional currency against the foreign currencies of the combined Group companies, specifically the Brazilian real, and the loss for the period attributable to the owners of the parent taken to profit or loss (€27 million). These effects were more than offset by the increase generated by the additional net assets contributed by EGP S.p.A. as part of the proposed demerger dated October 9, 2020 (€1,058 million) and EGP S.p.A.’s capital increases in the companies covered by the carve out in the first nine months of 2020 (€700 million).

8.e Non-controlling interests – €224 million

Non-controlling interests decreased by €17 million as a result of dividend distribution (€31 million), partly offset by the positive impact of the comprehensive income of the period (€14 million) mainly attributable to Enel Fortuna.

8.f Non-current liabilities - Euro 959 million

Long-term borrowings, of €830 million (€976 million at December 31, 2019), comprise bonds totalling €3 million (€4 million at December 31, 2019) and bank and other borrowings of €827 million (€973 million at December 31, 2019). The change of the period is mainly due to Brazil and reflects the €140 million decrease in medium/long-term bank borrowings due to the depreciation of the Brazilian real.

Other provisions and deferred tax liabilities amount to €94 million at September 30, 2020 (€80 million at December 31, 2019). They include:

>	provisions for risks and charges of €18 million (€27 million at December 31, 2019). This caption includes, inter alia:

- the provision for litigation of €4 million (€9 million at December 31, 2019), which decreased following the payment of the legal fees related to the arbitration proceedings with a supplier relating to certain Brazilian companies’ withdrawal from a contract for the supply of materials and construction services;

- the provision for dismantling and restoration of plants of €14 million (€18 million at December 31, 2019), which decreased mainly as a consequence the negative exchange trends in Brazil;

>	deferred tax liabilities of €75 million (€52 million at December 31, 2019), up €23 million, mainly following the deferred tax liabilities recognised by Enel Green Power Peru;
>	employee benefits of €1 million, unchanged from December 31, 2019.

Other non-current liabilities amount to €35 million (€57 million at December 31, 2019). The €22 million decrease is mainly due to the reclassification of the amounts due to suppliers for the acquisition of new projects in Brazil to the current bracket.

8.g Current liabilities - €530 million

Short-term borrowings and current portions of long-term borrowings decreased €160 million. This is due to:

>	the €148 million decrease in short-term borrowings mainly due to the repayment of Enel Green Power Peru’s other loans and borrowings to Enel Finance International NV. The decrease was partially offset by the rise in such amounts in Guatemala, Panama and Brazil;
>	the €12 million decrease in the current portion of long-term borrowings which mainly refers to the repayment of principal and the negative exchange effect in Brazil, partly offset by the short-term reclassification of bonds.

Trade payables, of €183 million (€491 million at December 31, 2019), decreased €308 million mainly in Brazil and specifically as a result of the exchange effect.

Other current liabilities are detailed below:

€ million	09.30.2020	12.31.2019	Changes
Other liabilities due to customers	1	1	-	-
Amounts due to institutional market participants	-	-	-	-
Current financial liabilities	29	74	(45)	-60.8%
Amounts due to employees and social security liabilities	5	6	(1)	-16.7%
Tax liabilities	47	17	30	-
Other	84	54	30	55.6%
Total	166	152	14	9.2%

The change of the period is essentially due to:

>	the decrease in current financial liabilities, mainly due to the reduction in current accrued expenses for financial expense on transactions with Enel S.p.A. essentially related to Enel Green Power Brazil;
>	the increase in tax liabilities due, in particular, to Panama and Brazil in respect of derivatives and the decrease in the costs for guarantee fees;
>	the increase in other liabilities which essentially include the dividends to be paid by the Panama companies, specifically those that Enel Green Power Panama SA will pay EGP S.p.A. (€23 million) and those that Enel Fortuna will pay its non-controlling investors (€37 million).

9. Net financial debt

The net financial debt at September 30, 2020 and December 31, 2019 may be analysed as follows:

€ million	09.30.2020	12.31.2019	Changes
Cash on hand	-	-	-	-
Bank and postal deposits	206	297	(91)	-30.6%
Other cash investments	16	-	16	-
Securities	-	-	-	-
Liquidity	222	297	(75)	-25.3%
Current portion of loans	1,080	64	1,016	-
Current portion of long-term loans	-	-	-	-
Current loans	1,080	64	1,016	-
Bank borrowings	-	-	-	-
Commercial paper	-	-	-	-
Current portion of bank borrowings	(78)	(90)	12	-13.3%
Current portion of bonds	-	-	-	-
Current portion of borrowings from other financial backers	(3)	(3)	-	-
Other current loans and borrowings (1)	(100)	(248)	148	-59.7%
Total current loans and borrowings	(181)	(341)	160	-46.9%
Net current financial position (debt)	1,121	20	1,101	-
Bank borrowings	(804)	(943)	139	-14.7%
Bonds	(3)	(4)	1	25.0%
Borrowings from other financial backers	(23)	(29)	6	-20.7%
Non-current financial debt	(830)	(976)	146	15.0%
Non-current loans and long-term securities	-	1	(1)	-
NET FINANCIAL (DEBT) POSITION	291	(955)	1,246	-

(1)	Includes current loans and borrowings included in Other current financial liabilities.

Net financial debt decreased by €1,246 million, mainly as a result of the loan assets to be transferred by Enel Green Power S.p.A. to Enel Rinnovabili S.r.l., totalling €1,030 million, as per the proposed demerger filed with the Rome Chamber of Commerce (for further details, reference should be made to the paragraph “events after the reporting period”).

At September 30, 2020, the gross non-current financial debt (including the short-term portion) of the Latin America renewable energy companies amounts to €911 million, down €158 million on December 31, 2019 mainly as a result of the positive effect of the US dollar and Brazilian real exchange effect on borrowings.

The gross non-current financial debt comprises:

>	the debt to Enel Group companies which are not included in the combined Group, amounting to €138 million and comprising the borrowings granted by Enel Finance International to PH Chucas (Costa Rica) and Enel Green Power Panama;
>	the debt to third parties amounting to €773 million and mainly comprised of the bank borrowings related to the Brazilian renewable energy companies and a US dollar borrowing amounting to €128 million at September 30, 2020, granted by the European Investment Bank to Enel Green Power Peru. Furthermore, a significant portion of the debt of the Brazilian renewable energy companies refers to sustainable financing, and Enel Green Power Damascena and Enel Green Power Manicoba issued sustainable bonds worth €3 million at the reporting date.

Other information

10. Related party transactions

The following tables summarise transactions with related parties as at and for the nine months ended September 30, 2020 and 2019 and as at and for the year ended December 31, 2019.

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total first nine months of 2020	Total caption	% impact
Income statement
Total revenue	-	-	-	102	102	379	26.9%
Financial income	-	-	4	-	4	165	2.4%
Electricity, gas and fuel purchases	-	-	-	12	12	54	22.2%
Services and other materials	-	11	-	2	13	71	18.3%
Financial expense	(6)	-	13	1	8	264	3.0%

Revenue for the first nine months of 2020 amounts to €102 million (€62 million for the first nine months of 2019). It mainly refers to revenue from sales and services to the Brazil-based Enel Green Power Cachoeira Dourada SA (€90 million and €53 million for the first nine months of 2020 and 2019, respectively). The €40 million difference is essentially due to the greater sales volumes of the above company.

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total at 09.30.2020	Total caption	% impact
Statement of financial position
Trade receivables	-	1	-	16	17	113	15.0%
Other current assets	945	-	104	1	1,050	1,323	79.4%
Other non-current liabilities	13	-	-	-	13	35	37.1%
Long-term borrowings	-	-	115	-	115	830	13.9%
Short-term borrowings	63	-	31	6	100	100	100.0%
Current portion of long-term borrowings	-	-	22	-	22	81	27.2%
Trade payables	2	74	-	16	92	183	50.3%
Other current liabilities	21	26	2	3	52	166	31.3%

Other current assets include the €945 million loan due from Enel S.p.A. transferred by Enel Green Power S.p.A. as part of the proposed demerger (for further details, reference should be made to the paragraph “events after the reporting period”). Furthermore, the combined Group companies carry out financial transactions with Enel Finance International NV, Enel Group's financial holding company.

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total first nine months of 2019	Total caption	% impact
Income statement
Total revenue	-	-	-	62	62	429	14.5%
Financial income	-	-	2	-	2	192	1.0%
Electricity, gas and fuel purchases	-	-	-	1	1	39	2.6%
Services and other materials	-	9	-	2	11	25	44.0%
Financial expense	41	-	20	-	61	308	19.8%
Personnel expense	-	2	-	-	2	36	5.6%

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total at 12.31.2019	Total caption	% impact
Statement of financial position
Trade receivables	-	1	-	15	16	180	8.9%
Other current assets	-	-	65	1	66	305	21.6%
Other non-current liabilities	7	-	-	1	8	57	14.0%
Long-term borrowings	-	-	129	-	129	976	13.2%
Short-term borrowings	43	-	199	6	248	248	100.0%
Current portion of long-term borrowings	-	-	17		17	93	18.3%
Trade payables	2	147	-	17	166	491	33.8%
Other current liabilities	47	11	-	4	62	152	40.8%

11. Contractual commitments and guarantees

The contractual commitments of the combined Group companies and guarantees they have given to third parties are summarised below.

€ million	09.30.2020	12.31.2019	Change
Guarantees given:
- sureties and guarantees given to third parties	215	120	95
Commitments to suppliers for:
- sundry supplies	304	-	304
Total	304	-	304
TOTAL	519	120	399

Commitments for supplies amount to €304 million at September 30, 2020 and mainly relate to turbines for the Windpesci Wind Farm project and other supplies for sundry projects.

12. Contingent assets and liabilities

The main contingent assets and liabilities are analysed below.

IBAMA environmental fine – Brazil

On November 22, 2007, the Instituto Brasileiro De Meio Ambiente E Dos Recursos Naturais Renováveis (“IBAMA”) fined Primavera Energia S.A. (“Primavera”) roughly €852,000 (approximately BRL4.8 million) after an initial calculation of €2.4 million (approximately BRL13.7 million), for claimed environmental damage allegedly caused by oil discharged into the Rio Braço Norte by the treatment system of the PCH Braço Norte I hydroelectric power plant. On March 10, 2018, Primavera appealed against this fine with the same authority and the proceedings are still pending.

Mato Grosso environmental litigation - Brazil

On November 21, 2012, the Public Prosecutor of Mato Grosso summoned Primavera Energia S.A. (“Primavera”) before the Civil Court of Mato Grosso, requesting the respondent build a structure to enable aquatic fauna to travel in the river near the Poxoréu hydroelectric power plant. As this construction is impossible, the Public Prosecutor asked the Court to order Primavera to close the power plant and restore the local conditions. Lastly, the Public Prosecutor asked the Court to order the respondent to pay compensation for the environmental damage, initially calculated as €915,000 (approximately BRL6 million) and put to the judge’s consideration of the specific aspects of the case. In the first-level ruling, the Court ordered Primavera to pay €308,000 (roughly BRL2 million) into a public fund for punitive damages and to reimburse court costs. On May 25, 2018, Primavera appealed against the decision before the Federal Regional Court of Region 1 and the proceedings are currently pending.

Alvorada Energia S.A I – Brazil

On March 17, 2008, Alvorada Energia S.A. (“EGP Alvorada”) was summoned to appear, with Energisa Tocantins (“Celtins”), before the Federal District Court by private individuals challenging the validity of the sale contract that Celtins and EGP Alvorada had signed in 2005 and whereby the latter became owner of the land on which the Bagagem hydroelectric power plant stands. The petition was for the termination of the free use contract that the petitioners and Celtins had signed in 1993, the voiding of the sale contract of 2005 and the consequent return of ownership of the land and all assets on it, which the petitioners claimed they owned, including the PCH BAGAGEM power plant, which is currently operating. Subordinately, the petitioners asked for compensation for damage, jointly and severally between the two respondents, equal to roughly €12.5 million (approximately BRL70.8 million). The case is in the preliminary stage.

Alvorada Energia S.A. II – Brazil

On May 28, 2008, the same two private individuals of the “Alvorada Energia S.A I” dispute initiated additional proceedings before the Federal District Court against EGP Alvorada and Celtins, claiming a monthly consideration of 50% of the revenue from the Bagagem hydroelectric plant as payment for the lease of the plant (following the transformation of the free use contract into a lease), until its return at the end of the lease. The petitioners estimated this amount to be roughly €46,000 per month. The total amount of the claimed consideration, considering the date that the petitioners indicated to begin the consideration, is €5.6 million (BRL32 million). The case is in the preliminary stage.

Enerray arbitration – Brazil

In April 2018, Enerray S.p.A. and Enerray Usinas Fotovoltaicas Spe Ltda (“Enerray”) initiated arbitration proceedings according to the rules of the “Câmara FGV de Mediação e Arbitragem” against Enel Green Power Ituverava Norte Solar S.A. and Enel Green Power Horizonte MP Solar S.A. (“EGP”) to challenge the latters’ termination of the construction contract for the “Ituverava” and “Horizionte” solar power plants for roughly €12 million (approximately BRL80 million). As part of these arbitration proceedings, EGP has filed a counterclaim for around €32 million (approximately BRL212 million), claiming Enerray’s liability for the delays in the completion of the projects and other non-performance attributable to them. The case is in the preliminary stage.

Socibe litigation – Brazil

On August 24, 2015, Socibe Energia S.A. (“Socibe”) challenged before the Federal Court of Brasilia the decision of the National Electricity Agency (“ANEEL”) through which, on August 14, 2015, the small hydroelectric power plant “Agro Trafo” was ordered to pay the charges related to the financial contribution for the use of water resources (“CFURH”). Socibe requested the cancellation of the decision on the assumption that such charges were partially time-barred for approximately €815,000. On April 18, 2017, the Federal Court of Brasilia ruled in favour of Socibe which was challenged by ANEEL on January 24, 2018 before the same federal court. The proceedings are still pending.

Chucas arbitration administrative and precautionary proceedings

PH Chucas SA (“Chucas”) is a special purpose entity set up by Enel Green Power Costa Rica SA after it won a tender called in 2007 by Instituto Costarricence de Electricidad (“ICE”) for the construction of a 50-MW hydroelectric power plant and sale of the energy produced by the power plant to the same ICE under a build-operate-transfer (“BOT”) contract. On May 27, 2015, Chucas initiated arbitration proceedings before the Cámara Costarricense-Norteamericana de Comercio (CICA AMCHAM) seeking reimbursement of the additional costs incurred to build the plant and as a result of the delays in the completion of the project, as well as the voiding of the fine levied by ICE for alleged delays in finalisation of the works. In a decision issued in December 2017, the arbitration panel ruled in favour of Chucas, recognising the additional costs in the amount of approximately USD113 million (roughly €91 million) and legal costs and establishing that the fine was not to be paid. ICE appealed the arbitration award in the Supreme Court and on September 5, 2019, Chucas was notified of the ruling partly upholding the ICE’s appeal to void the arbitration award for a number of formal procedural reasons. On September 11, 2019, Chucas filed a “recurso de aclaración y adición” with the Costa Rican Supreme Court, which the latter partially allowed on June 8, 2020. With this decision, the court supplemented the sentence of September 5, 2019 with additional information relating to the acceptance of certain probatory evidence filed by Chucas but did not modify the decision on voiding the arbitration award. On July 15, 2020, Chucas filed an arbitration petition with the CICA AMCHAM concerning an estimated amount of approximately USD240 million. On August 14, 2020, ICE filed a response to Chucas’ arbitration petition, requesting the dismissal of the proceedings on the grounds of a lack of jurisdiction of the arbitration court. The AMCHAM CICA rejected the petition. At the same time, ICE filed precautionary appeals to the “Tribunal Contencioso Administrativo” against Chucas and AMCHAM CICA in order to suspend the arbitration proceedings. The judge hearing the case allowed these appeals ex parte and, on a preliminary basis, suspended the arbitration.

Energetica Monzón arbitration – Peru

In 2016, Energética Monzón S.A.C. (“Monzón”) entered into a concession arrangement with the Peruvian Ministry of Energy (“MINEM”) for the supply of renewable energy to be injected in the Peruvian national system through the “Ayanunga” hydroelectric plant. In order to guarantee the performance of its obligations, Monzón granted MINEM a guarantee of approximately USD6 million. The plant was to be connected to the grid through a substation that was under construction by a third party, which - however - stopped the work, preventing Monzón from fulfilling its obligations. The substation was finally completed and became operational on November 18, 2019. After invoking force majeure several times as the cause of the non-fulfilment of the contract and asking MINEM to change the contractual delivery date, on November 22, 2019, Monzón began arbitration proceedings at the Lima Chamber of Commerce, requesting the termination of the contract and the return of the guarantee. The proceedings are in their preliminary stages and the exchange of briefs between the parties is underway.

ICSID Panama

Following the unsuccessful attempts to reach an amicable settlement, in February 2019, Enel Fortuna S.A. initiated investment arbitration proceedings before ICSID against Panama for the latter’s failure to execute a settlement agreement signed with Enel Fortuna in 2014 to compensate for the losses incurred by the latter for the delay in building the third transmission line extension for 2014, 2015 and 2016, estimated at approximately USD18 million. The proceedings are in a preliminary stage and the exchange of briefs between the parties is underway.

Tax disputes in Guatemala

VAT – Renovables de Guatemala S.A.

On May 9, 2014, the Guatemala taxation authority (Superintendencia de Administración Tributaria - SAT) served Renovables de Guatemala S.A. (the “company”) a deed adjusting the VAT credit arising from the 2012 tax return by €1,34 million. This adjustment is based on the alleged lack of adequate documentation confirming some purchases made in 2012.

On September 24, 2015, the company filed an administrative appeal against SAT before the Tribunal de lo Contencioso Administrativo, which is still pending at the last instance.

Tax disputes in Brazil

ISS – EGP Cabeça de Boi, EGP Fazenda and EGP Salto Apiacás

In 2015, the Brazilian companies EGP Cabeça de Boi, EGP Fazenda and EGP Salto Apiacás (the “companies”) as substitute tax agent, together with the taxpayer (non-group Brazilian service provider), filed a claim with the local court to define the correct amount of the municipal service tax (“ISS”) - due on scheduled payments, beginning in 2015, under contractual agreements in place with the provider – and the related criterion for the allocation of the ISS between the municipalities where it is due: Alta Floresta, Juara and Nova Monte Verde.

In 2018, the court denied the companies’ proposed remedy with the aforementioned motion and, therefore, the companies appealed against the court’s decision, proceeding with the dispute, which is still pending. The amount subject to the dispute is €2,553,021.

Furthermore, in 2016, referring to the period from April 2014 to August 2015, the companies received tax assessment notices from the municipal authorities of Alta Floresta and Juara, challenging the criterion for the calculation of the ISS tax base. The companies appealed against these notices and, to date, the dispute is pending before the local court. The amount subject to the dispute is €4,768,238.

ICMS - Socibe Energia

In the 2016 tax period, the Tocantins State served a tax assessment notice relating to state tax on the circulation of goods and services and interstate and intermunicipality transport and communication services (ICMS) to the Brazilian company Socibe Energia (the “company”) for €1,224,255. In particular, the taxation authority claimed the alleged incorrect registration of certain invoices in the tax ledgers and the consequent incorrect calculation of the ICMS tax base. The tax assessment notice relates to tax years from 2011 to 2015.

The company has appealed against the tax assessment notice, requesting total revocation of the claims. More specifically, it asked for the revocation of the matter since the costs deducted from the tax base and not recognised by the taxation authority refer to invoices that were correctly registered in the company’s tax ledgers.

The first decision was issued during the administrative proceedings, confirming the validity of the notices of tax assessment sent to the company. In 2019, the Tocantins State asked the court to enforce the decision, but on August 5, 2019, the company presented its defence briefs and a guarantee on the amount subject to the dispute.

On August 24, 2020, the court suspended the aforesaid payment order.

The case is still pending at the first level of judgement.

ISS - EGP Brasil Participações

In the 2016 tax period, the EGP Group’s Brazilian holding company (EGP Brasil Participações) received a tax assessment notice from the Niterói municipal authorities alleging failure to pay the municipal service tax (“ISS”) of €565,827 from February 2013 to April 2016.

In particular, the taxation authority claimed that the company had failed to pay the ISS on management fees that the company had recognised in the tax periods subject to the tax assessment notice, having received the services that gave rise to the fees in the same years. Pursuant to national Brazilian regulations, the ISS is due upon payment of the invoices for the services received from the foreign party. The invoices have not yet been paid, which is why EGP Brasil Participações does not believe it owes payment of the taxes.

However, the taxation authority maintains that the effective provision of the services and the recognition of the costs in the financial statements make the ISS payable without having to wait for payment of the fees.

In 2019, the administrative dispute ended with a decision that was unfavourable for the company. The latter intends to take legal action in court.

ISS - EGP Maniçoba Eólica

In the first few months of 2019, the municipal authorities of Mulungu do Morro in Brazil issued a tax assessment notice to EGP Maniçoba Eólica relating to an alleged incorrect calculation of the tax base for the municipal service tax (“ISS”) of €1,086,371.

As the company does not believe the amounts are due, it has not paid the assessed amount.

On June 30, 2019, the municipal authorities of Mulungu do Morro in Brazil asked the court to enforce payment of the tax assessment notice. The proceedings are still pending.

II – EGP São Gonçalo 14, 15, 17, 18, 19

In the first few months of 2020, the Brazilian Ministry of Economy published a resolution on a tax exemption rule (“ex-tarifário”) that provides for an import tax exemption for the purchase of solar panels outside Brazil.

In the above resolution, in order to benefit from the ex-tarifário, reference is made - unlike that established in the relevant rule - to a quantitative threshold (maximum price per single imported piece of equipment) of BRL451.78 (approximately USD108) above which the tax exemption does not apply. Specifically, this threshold would only concern equipment that would not need to be imported because there would be manufacturers able to produce and sell it already in the Brazilian local market. Therefore, the aim of the regulation is presumably to protect the Brazilian market against foreign competitors.

Following the appreciation of the US dollar against the Brazilian real (mainly due to the coronavirus pandemic), the Brazilian companies of the EGP Group (EGP São Gonçalo 14, 15, 17, 18 and 19 - the “companies”) were unable to claim this tax exemption on the import of equipment for bifacial solar modules. Indeed, the Brazilian Ministry of Economy rejected the EGP Group companies’ claim for the tax exemption since their imports (considering the appreciation of the US dollar), would exceed the thresholds set out in the above resolution.

The companies filed a lawsuit against this decision on August 22, 2020, believing that the quantitative threshold does not apply to this case.

Specifically, the companies put forward the following reasons in order to support the non-application of the quantitative threshold set out in the ministerial resolution:

>	(i) application of the ex-tarifário. Indeed, it was necessary to purchase the equipment for bifacial solar modules on the foreign market since the local/domestic market did not manufacture similar equipment with comparable performance as the imported equipment; or, should the court find otherwise
>	(ii) revise the criterion for setting the threshold, adjusting it to the Brazilian market prices instead of taking the foreign market as a reference.

Although, the case is still pending before the Federal Court, on August 28, 2020, the judge granted customs pre-clearance of the imported goods after the amount of the disputed import tax was deposited. Should the ex tarifário be deemed not applicable, such amount will be considered definitively due. The total amount of the dispute is approximately €6,350,934.

13. Events after the reporting period

Proposed partial demerger of Enel Green Power S.p.A. to Enel Rinnovabili S.r.l.

On October 8, 2020, Enel Green Power S.p.A.’s sole director resolved to:

>	approve the proposed partial demerger of Enel Green Power S.p.A. to Enel Rinnovabili S.r.l. (the beneficiary company to be set up specifically as a result of the demerger);
>	fulfil the requirements necessary for calling a shareholders’ meeting, with the following agenda:
-	approve the proposed demerger of Enel Green Power S.p.A. to Enel Rinnovabili S.r.l.; related resolutions and resulting matters.

The Rome Chamber of Commerce approved the proposed demerger on October 9, 2020. Furthermore, the plan for the proposed demerger was drawn up in accordance with articles 2506-bis and following of the Italian Civil Code, whereby:

>	the demerger will take place without increasing the beneficiary company’s quota capital and, therefore, without issuing new quotas. Indeed, Enel Green Power S.p.A.’s share capital is wholly owned by its sole shareholder Enel S.p.A. and, at the date the demerger becomes effective, Enel Rinnovabili S.r.l.’s quota capital will remain wholly owned by Enel S.p.A.;
-	the demerger will take place by allocating the entire quota capital of the beneficiary company to the same sole shareholder of the demerged company. Consequently, pursuant to article 2506-ter.3 of the Italian Civil Code, a proposal is submitted to the shareholders of the demerged company and the beneficiary company to waive:
a)	the assets and liabilities of the companies involved in the demerger pursuant to article 2501-quater of the Italian Civil Code;
b)	the directors’ report pursuant to article 2501-quinquies of the Italian Civil Code;
c)	the experts’ report pursuant to article 2501-sexies of the Italian Civil Code.

The assets and liabilities comprising the demerged business unit and the related legal relationships that will be assigned to the beneficiary company as a result of the demerger are as follows:

Statement of financial position of the demerged business unit

Euro		Euro
ASSETS	September 30, 2020	LIABILITIES AND EQUITY	September 30, 2020
		TOTAL EQUITY	4,668,568,614

Non-current assets		Non-current liabilities
Deferred tax assets	21,792,566
Equity investments	3,611,217,836
Other non-current financial assets	84,545,546	Deferred tax liabilities	1,314,668
	3,717,555,948		1,314,668

Current assets		Current liabilities	-
Other current financial assets	945,000,000
Other current assets	7,327,334
	952,327,334	TOTAL LIABILITIES	1,314,668

TOTAL ASSETS	4,669,883,282	TOTAL LIABILITIES AND EQUITY	4,669,883,282

Specifically, the demerger will take place by allocating to the beneficiary company equity of €4,668,568,614, which is lower than the equity of the demerged company at September 30, 2020. Equity will be allocated as follows:

>	Quota capital: €10,000
>	Reserves: €4,668,558,614

The beneficiary company will recognise the demerged business unit using the predecessor carrying amounts, resulting in capital and reserves of €4,668,568,614. Given that the carrying amount of the demerged business unit at September 30, 2020 is equal to €4,668,568,614, any differences in the carrying amounts of the assets to be allocated due to normal business trends occurring between September 30, 2020 and the effective date of the demerger will not modify the equity allocated to the beneficiary company. In fact, these differences will be settled through adjustments or on a cash basis.

As mentioned earlier, since the capital of Enel Green Power S.p.A. and Enel Rinnovabili S.r.l. is and will be directly and wholly owned by Enel S.p.A., the demerger will not result in any obligations in terms of antitrust regulations.

Finally, the demerger is not subject to notification to the Presidency of the Council of Ministers, pursuant to the provisions of Law decree no. 21 of March 15, 2012 and subsequent amendments and additions regarding the government’s “Golden Power” to veto it.

Annexes

List of EGP S.p.A. direct and indirect equity investments in Central and South America at September 30, 2020

The companies that EGP S.p.A. directly or indirectly owns in Central and South America at September 30, 2020, which constitute the scope of the combined Group used to prepare these condensed interim combined consolidated financial statements at September 30, 2020 are listed below.

The following information is given for each company: name, registered office, share capital, currency of the share capital, business, whether the company is combined on a line-by-line basis or accounted for using the equity method, the company’s owners and the total percentage of ownership.

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Alba Energia Ltda.	Niterói	Brazil	16,045,169.00	Brazilian real	Plant development, design, construction and operation	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Alvorada Energia S.A.	Niterói	Brazil	27,317,415.92	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Apiacás Energia S.A.	Niterói	Brazil	14,216,846.33	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Bondia Energia Ltda.	Niterói	Brazil	2,950,888.00	Brazilian real	Plant development, design, construction and operation	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Central Geradora Fotovoltaica Bom Nome Ltda	Salvador	Brazil	4,979,739.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
EGP Fotovoltaica La Loma S.A.S	Bogotá	Colombia	8,000,000.00	Colombian peso	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Colombia Sas Esp Y	100.00%	100%
EMPRESA DE GENERACIÓN ELÉCTRICA LOS PINOS S.A.	San Miguel	Peru	7,928,044.00	SOL	Electricity generation, transmission, distribution, purchase and sale	Line-by-line	Enel Green Power Perú SAC Y	100.00%	100%
							Energética Monzón S.A.C. Y	0.00%
Empresa De Generación Eléctrica Marcona S.A.C.	San Miguel	Peru	3,368,424.00	SOL	Electricity generation, transmission, distribution, purchase and sale	Line-by-line	Enel Green Power Perú SAC Y	100.00%	100%
							Energética Monzón S.A.C. Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Fortuna SA	Panama City	Republic of Panama	100,000,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	50.06%	50%
Enel Green Power Argentina Sa	Buenos Aires	Argentina	82,534,295.00	Argentinian peso	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A. Y	99.24%	100%
							Energia Y Servicios South America S.p.A. Y	0.76%
ENEL GREEN POWER AROEIRA 01 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
ENEL GREEN POWER AROEIRA 02 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Aroeira 05 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Aroeira 06 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Aroeira 07 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Boa Vista 01 Ltda.	Salvador	Brazil	1,946,507.00	Brazilian real	Renewable energy	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Boa Vista Eólica S.A.	Niterói	Brazil	104,890,000.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Brasil Participações Ltda	Niterói	Brazil	8,411,724,678.00	Brazilian real	Holding company	Line-by-line	Enel Green Power S.p.A. Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%
Enel Green Power Ituverava Solar S.A.	Rio de Janeiro	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Cabeça De Boi S.A.	Niterói	Brazil	270,114,539.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Ituverava Solar S.A	Rio de Janeiro	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Colombia Sas Esp	Bogotá	Colombia	5,177,096,000.00	Colombian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power S.p.A. Y	100.00%	100%
Enel Green Power Costa Rica S.A.	San José	Costa Rica	27,500,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Energia Y Servicios South America S.p.A. Y	100.00%	100%
Enel Green Power Cristal Eólica S.A	Niterói	Brazil	144,784,899.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.17%	100%
							Enel Green Power Cristal Eólica S.A Y	0.00%
							Enel Green Power Desenvolvimento Ltda Y	0.83%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Cumaru 01 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Cumaru 02 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Cumaru 03 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Cumaru 04 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Cumaru 05 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Cumaru Participaçoes S.A.	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Cumaru Solar 01 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Cumaru Solar 02 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Damascena Eólica S.A.	Niterói	Brazil	83,709,003.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.16%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.84%
Enel Green Power Delfina A Eólica S.A.	Niterói	Brazil	549,062,483.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Delfina B Eólica S.A.	Niterói	Brazil	93,068,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Delfina C Eólica S.A.	Niterói	Brazil	31,105,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Delfina D Eólica S.A.	Niterói	Brazil	105,864,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Delfina E Eólica S.A.	Niterói	Brazil	105,936,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Desenvolvimento Ltda	Niterói	Brazil	41,474,258.38	Brazilian real	Construction of renewable energy power plants and generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%
Enel Green Power Dois Riachos Eólica S.A.	Niterói	Brazil	130,354,009.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Emiliana Eólica S.A	Niterói	Brazil	135,191,530.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	98.81%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.19%
							Enel Green Power Emiliana Eólica S.A	0.00%
Enel Green Power Esperança Eólica S.A.	Niterói	Brazil	129,418,174.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.14%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.86%
Enel Green Power Esperança Solar S.A	Rio de Janeiro	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Fazenda S.A	Niterói	Brazil	264,141,174.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Fontes dos Ventos 2 S.A.	Niterói	Brazil	121,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Fontes Dos Ventos 3 S.A.	Niterói	Brazil	121,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Fontes Solar S.A	Rio de Janeiro	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Guatemala, S.A.	Guatemala City	Guatemala	10,000,000.00	Guatemalan quetzal	Holding company	Line-by-line	Enel Green Power S.p.A. Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Horizonte Mp Solar S.A.	Niterói	Brazil	451,566,053.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.01%	100%
							Enel Green Power Brasil Participações Ltda Y	99.99%
Enel Green Power Ituverava Norte Solar S.A	Niterói	Brazil	199,552,644.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda. Y	0.09%	100%
							Enel Green Power Brasil Participações Ltda Y	99.91%
Enel Green Power Ituverava Solar S.A.	Niterói	Brazil	219,235,933.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power Ituverava Sul Solar S.A.	Niterói	Brazil	407,279,143.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power Joana Eólica S.A	Niterói	Brazil	135,459,530.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	98.89%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.11%
ENEL GREEN POWER LAGOA DO SOL 01 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
ENEL GREEN POWER LAGOA DO SOL 02 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
ENEL GREEN POWER LAGOA DO SOL 03 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
ENEL GREEN POWER LAGOA DO SOL 04 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa do Sol 05 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa do Sol 06 S.A	Teresina	Brazil	1,000,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa do Sol 07 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa do Sol 08 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa do Sol 09 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Lagoa II Participações S.A.	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa III Participações S.A.	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Lagoa Participações S.A. (formerly Enel Green Power Projetos 45 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Maniçoba Eólica S.A.	Niterói	Brazil	90,722,530.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.20%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.80%
Enel Green Power Modelo I Eolica S.A.	Niterói	Brazil	132,642,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Modelo II Eólica S.A.	Niterói	Brazil	117,142,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Morro Do Chapéu I Eólica S.A.	Niterói	Brazil	280,286,323.91	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Morro Do Chapéu Ii Eólica S.A.	Niterói	Brazil	235,992,413.25	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Mourão S.A.	Niterói	Brazil	25,600,100.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Panamá, S.r.l.	Panama City	Republic of Panama	3,001.00	US dollar	Holding company	Line-by-line	Enel Green Power S.p.A. Y	99.97%	100%
							Energia Y Servicios South America S.p.A. Y	0.03%
Enel Green Power Paranapanema S.A.	Niterói	Brazil	123,350,100.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Pau Ferro Eólica S.A	Niterói	Brazil	127,424,000.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	98.79%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.21%
							Enel Green Power Pau Ferro Eólica S.A Y	0.00%
Enel Green Power Pedra Do Gerônimo Eólica S.A	Niterói	Brazil	189,519,527.57	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	98.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.10%
Enel Green Power Perú SAC	San Miguel	Peru	973,213,507.00	SOL	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A. Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%
Enel Green Power Primavera Eólica S.A	Niterói	Brazil	143,674,900.01	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.00%
Enel Green Power Salto Apiacás S.A (formerly Enel Green Power Damascena Eólica S.A.)	Niterói	Brazil	274,420,832.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Abraão Eólica S.A.	Niterói	Brazil	91,300,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
ENEL GREEN POWER SÃO GONÇALO 07 S.A. (formerly ENEL GREEN POWER PROJETOS 42 S.A.)	Teresina	Brazil	121,600,480.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 08 S.A (formerly Enel Green Power Projetos 43 S.A.)	Teresina	Brazil	113,710,396.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 1 S.A. (formerly Egp Projetos X)	Teresina	Brazil	147,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 10 S.A. (formerly Egp Projetos Xv)	Teresina	Brazil	184,436,528.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 11 S.A. (formerly Enel Green Power Projetos 44 S.A.)	Teresina	Brazil	129,375,630.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
ENEL GREEN POWER SÃO GONÇALO 12 S.A. (formerly ENEL GREEN POWER PROJETOS 22 S.A.)	Teresina	Brazil	100,619,590.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 14	Teresina	Brazil	110,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 15	Teresina	Brazil	110,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 17 S.A	Teresina	Brazil	110,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
ENEL GREEN POWER SÃO GONÇALO 18 S.A (formerly ENEL GREEN POWER VENTOS DE SANTA ÂNGELA 13 S.A.)	Teresina	Brazil	110,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power São Gonçalo 19 S.A	Teresina	Brazil	110,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 2 S.A. (formerly Egp Projetos Xi)	Teresina	Brazil	185,216,048.03	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 21 S.A. (formerly Egp Projetos Xvi)	Teresina	Brazil	195,274,971.85	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power Sao Gonçalo 22 S.A. (formerly Egp Projetos 30)	Teresina	Brazil	189,254,568.03	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 3 S.A. (formerly Egp Projetos Xii)	Teresina	Brazil	278,464,553.82	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 4 S.A. (formerly Egp Projetos Xiii)	Teresina	Brazil	162,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo 5 S.A. (formerly Egp Projetos Xiv)	Teresina	Brazil	162,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 6 S.A. (formerly Enel Green Power Projetos 19 Sa)	Teresina	Brazil	165,125,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.00%	100%
							Enel Green Power Brasil Participações Ltda Y	100.00%
Enel Green Power São Gonçalo III Participações S.A	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power São Gonçalo Participações S.A. (formerly Enel Green Power Projetos 46 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power São Judas Eólica S.A	Niterói	Brazil	143,674,900.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.00%
Enel Green Power São Micael 01 S.A. (formerly Enel Green Power São Gonçalo 9 S.A)	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.10%	100%
							Enel Green Power Brasil Participações Ltda Y	99.90%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Micael 02 S.A. (formerly Enel Green Power São Gonçalo 13)	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.10%	100%
							Enel Green Power Brasil Participações Ltda Y	99.90%
Enel Green Power São Micael 03 S.A. (formerly Enel Green Power São Gonçalo 16 S.A.)	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda. Y	0.10%	100%
							Enel Green Power Brasil Participações Ltda Y	99.90%
Enel Green Power São Micael 04 S.A. (formerly Enel Green Power São Gonçalo 20 S.A)	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power São Micael 05 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Tacaicó Eólica S.A	Niterói	Brazil	91,634,360.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	98.84%	100%
							Enel Green Power Desenvolvimento Ltda Y	1.16%
Enel Green Power Ventos De Santa Ângela 1 S.A.	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 10 S.A. (formerly Egp Projetos 21)	Teresina	Brazil	171,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 11 S.A. (formerly Egp Projetos 23)	Teresina	Brazil	185,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 14 S.A. (formerly Egp Projetos Xxiv)	Teresina	Brazil	231,402,551.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 15 S.A. (formerly Egp Projetos 25)	Teresina	Brazil	182,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 17 S.A. (formerly Egp Projetos 26)	Teresina	Brazil	198,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 19 S.A. (formerly Egp Projetos 27)	Teresina	Brazil	126,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 2 S.A	Teresina	Brazil	249,650,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 20 S.A. (formerly Egp Projetos 28)	Teresina	Brazil	126,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 21 S.A. (formerly Egp Projetos Xxix)	Teresina	Brazil	113,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 3 S.A. (formerly Egp Projetos Iv)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 4 S.A. (formerly Egp Projetos Seis)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 5 S.A. (formerly Egp Projetos Sete)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 6 S.A. (formerly Egp Projetos Oito)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela 7 S.A. (formerly Egp Projetos Ix)	Teresina	Brazil	106,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Esperança Energias Renováveis SA Y	0.00%
Enel Green Power Ventos De Santa Ângela 8 S.A. (formerly Egp Projetos 18)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 9 S.A. (formerly Egp Projetos 20)	Teresina	Brazil	185,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Ventos De Santa Angela Energias Renováveis S.A Y	0.00%
Enel Green Power Ventos De Santa Ângela ACL 12 (formerly Enel Green Power Projetos 36)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Angela Acl 13 S.A (formerly Enel Green Power Projetos Xvii S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Angela Acl 16 S.A (formerly Enel Green Power Projetos 38 S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Angela Acl 18 S.A. (formerly Enel Green Power Projetos 47 S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 08 S.A.(currently Di Enel Green Power Projetos 34 Sa)	Niterói	Brazil	110,200,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 1 S.A. (formerly EGP Fonte dos Ventos 1 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos De Santa Esperança 13 (formerly Enel Green Power Projetos 33 S.A.)	Niterói	Brazil	147,000,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 15 S.A.	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Esperança 16 S.A. (formerly EGP Projetos 35 S.A.)	Niterói	Brazil	183,700,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 17 S.A. (formerly EGP Projetos 31 S.A.)	Niterói	Brazil	183,700,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 21 S.A. (formerly EGP Projetos 37 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 22 S.A. (formerly EGP Projetos 39 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos De Santa Esperança 25 S.A. (formerly EGP Projetos XL S.A.)	Salvador	Brazil	110,200,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Esperança 26 S.A. (formerly EGP Projetos 41 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
							Enel Green Power Ventos De Santa Esperança 26 S.A. (formerly EGP Projetos 41 S.A.) Y	0.00%
Enel Green Power Ventos de Santa Esperança 3 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de Santa Esperança 7 S.A. (formerly Enel Green Power Lagedo Alto S.A)	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos De Santa Esperança Participações S.A. (formerly Enel Green Power Cumaru 06 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de Santo Orestes 1 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de Santo Orestes 2 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 01 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 02 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 03 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 04 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 05 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de São Roque 06 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 07 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 08 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 11 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 13 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 16 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 17 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Ventos de São Roque 18 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de São Roque 19 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 22 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 26 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Ventos de São Roque 29 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%
Enel Green Power Zeus II - Delfina 8 S.A.	Niterói	Brazil	144,639,980.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Enel Green Power Zeus Sul 1 Ltda.	Salvador	Brazil	6,986,993.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
Enel Green Power Zeus Sul 2 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	99.90%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.10%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Solar, S.R.L.	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	99.01%	100%
							Energia Y Servicios South America S.p.A. Y	0.99%
Enel Soluções Energéticas Ltda	Niterói	Brazil	42,863,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%
							Enel Soluções Energéticas Ltda Y	0.00%
Enelpower Do Brasil Ltda	Niterói	Brazil	5,068,000.00	Brazilian real	Engineering in the electrical sector	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%
Energética Monzón S.A.C.	San Miguel	Peru	6,463,000.00	SOL	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Perú SAC Y	100.00%	100%
							Energia Y Servicios South America S.p.A. Y	0.00%
Energia Global Operaciones S.R.L	San José	Costa Rica	10,000.00	Costa Rican colón	Electricity services and marketing	Line-by-line	Enel Green Power Costa Rica S.A. Y	100.00%	100%
Energia Y Servicios South America S.p.A.	Santiago De Chile	Chile	144,290,951.73	US dollar	Generation of energy from renewable sources	Line-by-line	Enel Green Power S.p.A. Y	4.09%	100%
								95.91%
Fótons de Santo Anchieta Energias Renováveis S.A.	Niterói - RJ	Brazil	577,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Generadora de Occidente, Ltda.	Guatemala City	Guatemala	16,261,697.33	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A. Y	1.00%	100%
							Enel Green Power S.p.A. Y	99.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Generadora Eólica Alto Pacora, S.r.l.	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	99.01%	100%
							Energia Y Servicios South America S.p.A. Y	0.99%
Generadora Montecristo, S.A.	Guatemala City	Guatemala	3,820,000.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A. Y	0.01%	100%
							Enel Green Power S.p.A. Y	99.99%
Generadora Solar Tolé, S.r.l.	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	99.01%	100%
							Energia Y Servicios South America S.p.A. Y	0.99%
Globyte S.A.	San José	Costa Rica	891,000.00	Costa Rican colón	Electricity services and marketing	-	Enel Green Power Costa Rica S.A. Y	9.09%	9%
Isamu Ikeda Energia S.A	Niterói	Brazil	45,474,475.77	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Jade Energia Ltda	CONCEICAO DO JACUIPE	Brazil	4,107,097.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Jaguito Solar 10MW, S.A.	Panama City	Republic of Panama	10,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	100.00%	100%
Llano Sánchez Solar Power One, S.R.L	Panama City	Republic of Panama	10,020.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	99.80%	100%
							Energia Y Servicios South America S.p.A. Y	0.20%
Parque Eólico Palmas Dos Ventos Ltda	Salvador	Brazil	4,096,626.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
							Enel Green Power Desenvolvimento Ltda Y	0.00%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Parque Solar Cauchari Iv Sa	San Salvador De Jujuy	Argentina	500,000.00	Argentinian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power Argentina Sa Y	95.00%	100%
							Energia Y Servicios South America S.p.A. Y	5.00%
PH Chucás S.A.	San José	Costa Rica	100,000.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A. Y	40.31%	65%
							Energia Y Servicios South America S.p.A. Y	24.69%
PH Don Pedro S.A.	San José	Costa Rica	100,001.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A. Y	33.44%	33%
PH Guácimo S.A.	San José	Costa Rica	50,000.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A. Y	65.00%	65%
PH Río Volcán S.A.	San José	Costa Rica	100,001.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A. Y	34.32%	34%
Primavera Energia S.A	Niterói	Brazil	36,965,444.64	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Progreso Solar 25MW, S.A.	Panama City	Republic of Panama	10,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.r.l. Y	100.00%	100%
Proyectos Y Soluciones Renovables S.A.C.	San Miguel	Peru	1,000.00	SOL	Energy generation	Line-by-line	Enel Green Power Partecipazioni Speciali S.r.l. Y	99.90%	100%
							Energía Y Servicios South America S.p.A. Y	0.10%
Quatiara Energia S.A	Niterói	Brazil	13,766,118.96	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Renovables de Guatemala, S.A.	Guatemala City	Guatemala	1,924,465,600.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A. Y	0.01%	100%
							Enel Green Power S.p.A. Y	99.99%

Company name	Registered office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Socibe Energia S.A	Niterói	Brazil	12,969,032.25	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Tecnoguat, S.A.	Guatemala City	Guatemala	30,948,000.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A. Y	75.00%	75%
Transmisora de Energia Renovable, S.A.	Guatemala City	Guatemala	233,561,800.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A. Y	0.00%	100%
							Enel Green Power S.p.A. Y	100.00%
							Generadora Montecristo, S.A. Y	0.00%
Ventos De Santa Angela Energias Renováveis S. A	Niterói	Brazil	7,315,000.00	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Ventos De Santa Esperança Energias Renováveis SA	Niterói	Brazil	4,727,414.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
VENTOS DE SANTO ORESTES ENERGIAS RENOVÁVEIS S/A	Maracanaú	Brazil	1,754,031.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%
Ventos de São Roque Energias Renováveis S.A.	Maracanaú	Brazil	9,988,722.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda Y	100.00%	100%